ASSET PURCHASE AGREEMENT

BY AND AMONG

NEXCEN BRANDS, INC.,

NEXCEN ACQUISITION CORP.,

AND

MARBLE SLAB CREAMERY, INC.

DATED AS OF FEBRUARY 14, 2007

i

5.5	Brokers’ or Finders’ Fees	33
ARTICLE VI Pre-Closing Covenants		33
6.1	Efforts to Closing	33
6.2	Conduct of the Business	33
6.3	Access and Investigation	34
6.4	Exclusivity	35
6.5	Change of Name	35
6.6	Notice of Developments	35
6.7	Advisory Services	36
6.8	Continuation of Business	36
6.9	Intellectual Property	36
6.10	Public Disclosure or Communications	37
ARTICLE VII Post-Closing Covenants		37
7.1	Approval of Purchaser of Company Store	37
7.2	Transfer Taxes	37
7.3	Noncompetition and Nonsolicitation.	37
7.4	Further Assurances	38
7.5	Audit	38
7.6	Confidentiality	39
7.7	Insolvency	39
7.8	Tangible Net Worth	39
ARTICLE VIII Conditions Precedent to Buyer’s Obligation to Close		39
8.1	Truth of Representations and Warranties	40
8.2	Performance of Agreements	40
8.3	Certificate	40
8.4	No Injunction	40
8.5	Governmental and Other Approvals	40
8.6	No Material Adverse Effect	40
8.7	Non-Compete	40
8.8	Store Franchise Agreement	40
8.9	Escrow Agreement	41
8.10	Closing Deliverables	41
ARTICLE IX Conditions Precedent to Seller’s Obligation to Close		41
9.1	Truth of Representations and Warranties	41
9.2	Performance of Agreements	41
9.3	Certificate	42
9.4	No Injunction	42
9.5	Governmental and Other Approvals	42
9.6	Escrow Agreement	42
9.7	Dull Compensation	42
9.8	Closing Deliverables.	42
ARTICLE X Termination.		43
10.1	Right to Terminate	43
10.2	Effect of Termination	43
ARTICLE XI Indemnification; Remedies		44
11.1	Survival	44

ii

11.2	Indemnification by Seller and Stockholders	44
11.3	Indemnification by Buyer	45
11.4	Limitation on Liability.	45
11.5	Other Indemnification Provisions.	45
11.6	Procedure for Indemnification - Third Party Claims.	46
11.7	Procedure for Indemnification - Other Claims	47
11.8	Indemnification Mechanics	47
ARTICLE XII MISCELLANEOUS		48
12.1	Notices	48
12.2	Entire Agreement; Nonassignability; Parties in Interest	48
12.3	Bulk Sales Law	49
12.4	Expenses	49
12.5	Waiver and Amendment	49
12.6	Severability	49
12.7	Remedies Cumulative	49
12.8	Counterparts	49
12.9	Governing Law; Jurisdiction.	50
12.10	Specific Performance	50

iii

ASSET PURCHASE AGREEMENT

This Asset Purchase Agreement (“Agreement”) is entered into as of February 14, 2007, by and among, NexCen Acquisition Corp., a Delaware corporation (“Buyer”), Marble Slab Creamery, Inc., a Texas corporation (“Seller”), solely for purposes of Article XI, Ronald J. Hankamer, Sr., Ronald J. Hankamer, Jr., and Richard A. Hankamer (the “Stockholders”), and solely for purposes of guaranteeing the obligations of Buyer under Article XI and Section 3.3 and jointly making the representations and warranties in Article V, NexCen Brands, Inc., a Delaware corporation (“Parent”).

RECITALS

WHEREAS, the Seller is directly engaged in the Business;

WHEREAS, the board of directors of Seller has determined that a sale of the Business is in the best interests of Seller, have recommended such sale to the stockholders of Seller and the stockholders of Seller have approved the sale of the Business to Buyer; and

WHEREAS, Seller desires to sell, and Buyer desires to purchase from Seller, certain of the assets of the Business, and to assume certain liabilities associated therewith, on the terms and subject to the conditions set forth in this Agreement so as to permit Buyer to operate the Business.

NOW, THEREFORE, in consideration of the representations, warranties, covenants and agreements set forth in this Agreement, and for other good and valuable consideration, the receipt and sufficiency of which are hereby acknowledged, the parties hereto hereby agree as follows:

ARTICLE I

Definitions and Usage.

1.1 Definitions. For purposes of this Agreement, the following terms and variations thereof have the meanings specified or referred to in this Section 1.1:

“Accounts Receivable” means (a) all trade accounts receivable, franchise royalty fee accounts receivable, advertising accounts receivable and other rights to payment from franchisees and customers of the Seller, (b) all accounts receivable related to the Advertising Fund, the Gift Certificate Accounts and the Gift Card Program, (c) all other accounts or notes receivable of the Seller and the full benefit of all security for such accounts or notes and (d) any claim, remedy or other right related to any of the foregoing.

“Advertising Cash” means any monies in the Advertising Fund, and any other accounts in which Seller aggregates monies for the purpose of advertising expenditures, each determined as of the Closing Date.

“Advertising Fund” means the segregated account that Seller maintains to hold advertising funds paid by Franchisees pursuant to Section 8 of the Seller’s standard Franchise Agreement for domestic Stores, and from which Seller disburses funds for authorized advertising expenditures.

“Affiliate” of any Person means any Person which, directly or indirectly controls or is controlled by that Person, or is under common control with that Person. For the purposes of this definition, “control” (including, with correlative meaning, the terms “controlled by” and “under common control with”), as used with respect to any Person, shall mean the possession, directly or indirectly of the power to direct or cause the direction of the management and policies of such Person, whether through ownership of voting securities or by contract or otherwise.

“Assumed Contracts” means all Franchise Agreements and, subject to Section 3.5, all other Contracts to which the Seller is a party that relate to the operation of the Business and all security deposits relating thereto.

“Assumed Liabilities” is defined in Section 2.3.

“Books and Records” means all books and records of Seller relating exclusively to and necessary for the operation of the Business as it is currently operated, including files, documents, correspondence, cost and pricing information, accounting records, supplier lists and records, operating manuals, operating procedures, marketing research, training materials, training records, maintenance and inspection reports, equipment lists, repair notes and archives, sales and marketing materials.

“Brand” means the Marble Slab Creamery brand of premium ice cream and related products.

“Business” means the business of marketing, selling and supporting franchises for the operation of Franchises, including the use of any of the Purchased Assets in connection with the operation thereof.

“Business Day” means any day other than (a) Saturday or Sunday or (b) any other day on which banks in New York, New York are permitted or required to be closed.

“Buyer Indemnified Parties” is defined in Section 11.2.

"CERCLA" means the Comprehensive Environmental Response, Compensation and Liability Act of 1980, as amended (42 U.S.C. § 9601, et seq.).

“Closing” is defined in Section 3.1.

“Closing Date” means the date on which the Closing actually takes place.

“COBRA” means Section 4980B of the Code (as well as its predecessor provision, Section 162(k) of the Code) and Sections 601 through 608, inclusive, of ERISA and any similar state law.

“Code” means the Internal Revenue Code of 1986, as amended from time to time.

“Company Store” means the Store located at 10001 Westheimer, Houston, Texas 77042.

“Contract” means any contract, license, sublicense, franchise, subfranchise, permit, mortgage, purchase order, indenture, loan agreement, note, lease, sublease, agreement, obligation, commitment, understanding, instrument or other arrangement or any commitment to enter into any of the foregoing (in each case, whether written or, if known to Seller and binding, oral)

“Damages” means any loss, liability, claim, damage, expense (including reasonable attorneys’ fees and costs), whether or not involving a third party claim, provided, however, that other than with respect to Damages payable to a third party pursuant to a third party claim, Damages shall not include any special, consequential, punitive or statutorily multiplied damages.

“Domestic UFOC” means a Uniform Franchise Offering Circular of Seller prepared in accordance with the UFOC Guidelines for use in the United States.

“Dull Payment” is defined in Section 9.7.

“Employee Benefit Plan” means any “employee benefit plan” as defined in Section 3(3) of ERISA and any other material employee benefit or fringe benefit plan, program or arrangement of any kind (whether written or oral).

“Encumbrances” means any pledges, claims, encumbrances, mortgages, charges, options, preemptive rights, rights of first refusal or similar rights, title retention agreements, easements, encroachments, leases, subleases, covenants, security interests and restrictions and encumbrances of any kind or nature whatsoever.

"Environmental and Safety Requirements" means all federal, state, local and foreign statutes, regulations, ordinances, codes and other provisions having the force and effect of law, all judicial and administrative orders and determinations, all contractual obligations and all common law concerning public health and safety, worker health and safety, and pollution or protection of the environment, including all those relating to the presence, use, production, generation, handling, transportation, treatment, storage, disposal, distribution, labeling, testing, processing, discharge, release, threatened release, control or cleanup of, or exposure to, any hazardous materials, substances or wastes, chemical substances or mixtures, pesticides, pollutants, contaminants, toxic chemicals, petroleum products or byproducts, asbestos, polychlorinated biphenyls, noise or radiation, as previously, now or hereafter in effect.

“ERISA” means the Employee Retirement Income Security Act of 1974.

“ERISA Affiliate” means, with respect to any entity, any trades or businesses (whether or not incorporated) that are treated as a single employer with such entity under Sections 414(b), (c), (m) or (o) of the Code.

“Escrow Accounts” means the accounts Seller maintains with Wells Fargo Bank to hold initial franchise fees payable by Illinois and Maryland Franchisees pending the completion of Seller’s pre-opening obligations for Stores to be located in Illinois and Maryland, which Seller established to comply with conditions to registration of its franchise offering imposed by the Illinois and Maryland franchise administrators.

“Escrow Agreement” is defined in Section 8.9.

“Excess Cash” means cash and cash equivalents of the Seller in excess of $100,000, plus the Prorated Expenses allocated to Buyer in Schedule 1.1(p).

“Exchange Act” means the Securities Exchange Act of 1934, as amended, together with the rules and regulations promulgated thereunder.

“Excluded Assets” is defined in Section 2.2.

“Excluded Liabilities” is defined in Section 2.4.

“Franchise Agreement” means any Contract (and any written or binding oral amendment or modification thereto) that is currently in effect between Seller and a Franchisee pertaining to and evidencing the grant of a Franchise, master franchise, master license, business opportunity or seller-assisted marketing plan.

“Franchisee” means a Person who has entered into and as of the Closing Date is a party to a Franchise Agreement with Seller.

“Franchise” means (i) the right and license to establish and operate a Store or other retail outlet under the Mark at an approved location in the United States or a foreign country, granted either by Seller or by a master Franchisee appointed by Seller, and (ii) the right to develop Stores or other retail outlets to be established and operated under the Mark in a particular market, region or country pursuant to a development agreement, area representative agreement, master franchise agreement or master license agreement, together with all ancillary agreements related thereto.

“Franchise Organization” means any group of two or more Franchisees, acting in concert on behalf of themselves and/or other franchisees for the purpose of addressing with Seller concerns or issues under the Franchise Agreements or in connection with the operation of the Stores.

“GAAP” means generally accepted accounting principles for financial reporting in the United States, applied on a consistent basis.

“Gift Card Pooled Account” means the separate account that Seller maintains with Chase Bank for the purpose of depositing and disbursing funds related to the Gift Card Program.

“Gift Card Program” means the program governing the promotion, sale and redemption of gift cards redeemable for Marble Slab Creamery brand ice cream and related merchandise, which is administered on Seller’s behalf by Stored Value Systems/Comdata.

“Gift Certificate Accounts” means the two bank accounts that Seller maintains with Chase Bank, one into which Seller deposits the proceeds of the sale of domestic Marble Slab Creamery Gift Certificates until the funds are disbursed to the Franchisee who redeems a domestic Gift Certificate, and the other into which Seller deposits the proceeds of the sale of Canadian Marble Slab Gift Certificates until the funds are disbursed to the Franchisee who redeems a Canadian Gift Certificate.

“Government Authority” means any domestic or foreign national, state, multi-state or municipal or other local government, any subdivision, agency, commission or authority thereof, including any quasi-governmental or private body exercising any regulatory or taxing authority thereunder or any judicial authority (or any department, bureau or division thereof).

“Government Authorization” means any approval, consent, license, permit, waiver, or other authorization issued, granted, given or otherwise made available by or under the authority of any Government Authority or pursuant to any Legal Requirement.

“Improvements” means all buildings, structures, fixtures and improvements located on the property subject to the Real Property Lease or included in the Assets, including those under construction.

“Indebtedness” means (a) indebtedness of Seller for borrowed money or with respect to deposits or advances of any kind (other than advances due from customers incurred in the ordinary course of business and consistent with past practice), (b) all obligations of Seller evidenced by bonds, debentures, notes or similar instruments, (c) all obligations of Seller upon which interest charges are paid, (d) all obligations of Seller in respect of capitalized leases that, individually, involve an aggregate future liability in excess of $5,000 and obligations of Seller for the deferred purchase price of goods or services (other than trade payables or accruals incurred in the ordinary course of business and consistent with past practice), (e) all obligations in respect of banker’s acceptances or letters of credit issued or created for the account of Seller, (f) all indebtedness or obligations of the types referred to in the preceding clauses (a) through (e) of any other Person secured by any Encumbrance on any assets of Seller, even though Seller has not assumed or otherwise become liable for the payment thereof, (g) all guarantees by Seller of obligations of the type described in clauses (a) through (f) above of any other Person, and (h) payment obligations in respect of interest under any interest rate swap or other hedge agreement or arrangement entered into by Seller with respect to any Indebtedness described in clauses (a) through (g) above.

“Intellectual Property Rights” means all of the following in any jurisdiction throughout the world: (i) patents, patent applications and patent disclosures; (ii) trademarks, service marks, trade dress, trade names, product configuration, corporate names, logos and slogans (and all translations, adaptations, derivations and combinations of the foregoing) and Internet domain names, Internet websites, and URLs together with all goodwill associated with each of the foregoing including, without limitation, the Mark; (iii) copyrights and copyrightable works; (iv) registrations and applications for any of the foregoing; (v) trade secrets and confidential information (including inventions, ideas, recipes, proprietary food processes, formulae, compositions, know-how, manufacturing and production processes and techniques, research and development information, drawings, specifications, designs, plans, proposals, technical data, financial, business and marketing plans, and customer and supplier lists and related information); (vi) computer software, computer source code and software systems (including data, source code and object code, databases and related documentation); and (vii) all other intellectual property.

“Inventory” means the consumable inventory of Seller, wherever located, including, without limitation, all finished goods, work in process, raw materials, spare parts and all other materials and supplies to be used or intended for use by the Business.

“IRS” means the United States Internal Revenue Service and, to the extent relevant, the United States Department of the Treasury.

“Knowledge” means (a) with respect to Seller, the actual knowledge, after due inquiry, of Ronald J. Hankamer, Sr. and Richard A. Hankamer, and (b) with respect to Buyer and Parent, the actual knowledge, after due inquiry, of Robert D’Loren, James Haran and David Meister. The terms “know” and “knows” and like terms will have correlative meanings.

“Legal Requirement” means any federal, state, local, municipal, foreign, international, multinational or other administrative order, constitution, law, ordinance, principle of common law, regulation, rule, statute or treaty.

“Mark” means all forms of the trademark and service mark “MARBLE SLAB CREAMERY” per se and in combination with designs, logos, product configurations, drawings and other distinctive configurations which are part of Intellectual Property Rights and licensed by Seller to Franchisees pursuant to the Franchise Agreements.

“Material Adverse Effect” means any change, effect, event, occurrence, state of facts or development that is or would reasonably be expected to be materially adverse to the assets, business, liabilities, prospects, results of operations or condition (financial or otherwise) of the Business or that would reasonably be expected to prevent or materially impede the consummation of the transactions contemplated by this Agreement.

“NASAA” means the North American Securities Administrators Association.

“Order” means any award, decision, injunction, judgment, order, ruling, subpoena or verdict entered, issued, made or rendered by any court, administrative agency or other Government Authority or by any arbitrator.

“Organizational Documents” means with respect to any entity, the certificate or articles of incorporation, bylaws or other governing documents of such entity.

“Parent” is defined in the first paragraph of this Agreement.

“Permitted Encumbrances” means (a) Encumbrances for current taxes, assessments or governmental charges or levies on property not yet due and payable or the validity of which are being contested in good faith by appropriate proceedings, (b) Encumbrances on the Intellectual Property Rights created or evidenced by Contracts with Franchisees, and (c) non-exclusive trademark and trade secret licenses created or evidenced by Contracts with the dairies who produce ice cream base mix for Franchisees.

“Person” means an individual, partnership, corporation, business trust, limited liability company, limited liability partnership, joint stock company, trust, unincorporated association, joint venture or other entity or a Government authority.

“Personal Property” means the equipment, furniture, machinery, computer hardware, motor vehicles and other tangible personal property owned by Seller and used or intended for use in the Business as currently operated.

“Prepaid Expenses” as of any date means payments made by Seller or any of its Affiliates with respect to the Business or the Purchased Assets, which constitute prepaid expenses in accordance with GAAP, except that 100% of the amount paid to reserve a booth at the 2007 International Franchise Expo shall be deemed a Prorated Expense.

“Proceeding” means any action, arbitration, audit, hearing, investigation, litigation or suit (whether civil, criminal, administrative, judicial or investigative, whether formal or informal, and whether public or private) commenced, brought, conducted or heard by or before, or otherwise involving, any Government Authority or arbitrator.

“Promissory Notes” are defined in Section 3.3.

“Prorated Expenses” means all of the items that are normally prorated, as set forth in Schedule 1.1(p), relating to the Business and operation of the Seller. The items listed in Schedule 1.1(p) shall be prorated as of the Closing, assuming a 365-day year or 28-day, 30-day or 31-day month, as appropriate, and monies shall be paid at Closing to reflect the principle that all expenses arising from the operation of the Business before the Closing Date shall be for the account of the Seller, and all expenses arising from the operation of the Business from and after the Closing Date shall be for the account of Buyer.

“Purchase Price” is defined in Section 3.1.

“Purchased Assets” means all of Seller’s right, title, and interest in and to all of the assets that are used or intended for use in the Business, whether tangible or intangible, real or personal and wherever located and by whomever possessed (other than the Excluded Assets), including, without limitation, (i) the Real Property Lease, (ii) the Personal Property, (iii) the Assumed Contracts, (iv) cash in the amount of $100,000, (v) the Advertising Fund, the Escrow Accounts, the Gift Certificate Accounts and Gift Card Pooled Account, (vi) Government Authorizations, (vii) the Accounts Receivable as of the Closing Date, (viii) the Intellectual Property Rights, (ix) the Inventory, maintenance and operating supplies, (x) the Prepaid Expenses, (xi) claims, refunds, causes of action, rights of recovery, rights of setoff, and rights of recoupment, (xii) the Books and Records, (xiii) all claims, causes of action, choses in action, rights of recovery and rights of set-off of any kind against the Franchisees, (xiv) all proceeds actually recovered under insurance policies covering or relating to Purchased Assets or Assumed Contracts and, to the extent transferable, all rights of recovery under such insurance policies, and (xv) all other properties, assets and rights owned by Seller as of the Closing Date, or in which Seller has an interest, and which are not otherwise Excluded Assets, except, with respect to clauses (xi) and (xiii), claims, cause of action, choses in action, rights of setoff and recoupment, and all other rights of recovery that Seller may assert to defend against or reduce liability for any obligations with respect to which Seller retains liability in accordance with Section 2.4.

“Real Property Lease” means all of Seller’s right, title and interest in the lease for Suite 305 of the building located at 3100 South Gessner, Houston, Texas, as evidenced by Lease, dated August 12, 1992, as amended November 18, 1993, March 30, 1998, August 25, 2000, February 28, 2003, and March 9, 2005, between Seller and Caroline Partners, Ltd. (formerly Pamela Equities, Inc.), including the right to all security deposits and other amounts and instruments deposited by or on behalf of Seller thereunder.

“Registration Laws” is defined in Section 4.23(a)(i).

“Representative” means, with respect to a particular Person, any director, officer, manager, employee, agent, consultant, advisor, accountant, financial advisor, legal counsel or other representative of that Person.

“Securities Act” means the Securities Act of 1933, as amended, together with the rules and regulations promulgated thereunder.

“Seller” is defined in the first paragraph of this Agreement.

“Seller Information” means any data and information relating to the business, customers, financial statements, conditions or operations of the Business, in each case which is confidential in nature and not generally known to the public.

“Seller UFOCs” means, collectively, the Domestic UFOCs and all other forms of disclosure documents used by Seller during the past five calendar years, commencing in 2002, to offer and sell Franchises in the United States and foreign countries.

“Stockholders” is defined in the first paragraph of this Agreement.

“Store or Stores” refers to retail outlet(s) that operate under the Mark and sell premium-grade ice cream and related products identified by the Brand.

“Subsidiary” means, with respect to any Person, any corporation or other Person of which securities or other interests having the power to elect a majority of that corporation’s or other Person’s board of directors or similar governing body, or otherwise having the power to direct the business and policies of that corporation or other Person (other than securities or other interests having such power only upon the happening of a contingency that has not occurred), are held by the Person or one or more of its Subsidiaries.

“Tax” means any tax (including, without limitation, any income tax, franchise tax, margin tax, branch profits tax, capital gains tax, alternative or add-on minimum tax, estimated tax, value-added tax, sales tax, use tax, property tax, transfer tax, payroll tax, social security tax or withholding tax, escheat or abandoned property liability), and any related fine, penalty, interest or addition to tax with respect thereto, imposed, assessed or collected by or under the authority of any Government Authority or payable pursuant to any tax-sharing agreement relating to the sharing or payment of any such tax.

“Tax Return” means any return (including any information return), report, statement, schedule, notice, form or other document or information filed with or submitted to, or required to be filed with or submitted to, any Government Authority in connection with the determination, assessment, collection or payment of any Tax.

“Territorial Rights” means a protected territory, exclusive territory, covenant not to compete, right of first refusal, option or other similar arrangement granted by Seller to any Franchisee.

“Third Party” means a Person that is not a party to this Agreement.

“UFOC Guidelines” means the Uniform Franchise Offering Circular Guidelines published by NASAA as in effect from time to time.

“WARN Act” means the Worker Adjustment and Retraining Notification Act.

1.2 Usage

(a) Interpretation. In this Agreement, unless a clear contrary intention appears: (i) the singular number includes the plural number and vice versa; (ii) reference to any Person includes such Person’s successors and assigns but, if applicable, only if such successors and assigns are not prohibited by this Agreement, and reference to a Person in a particular capacity excludes such Person in any other capacity or individually; (iii) reference to any gender includes each other gender; (iv) reference to any agreement, document or instrument means such agreement, document or instrument as amended or modified and in effect from time to time in accordance with the terms thereof; (v) reference to any Legal Requirement means such Legal Requirement as amended, modified, codified, replaced or reenacted, in whole or in part, and in effect at the time particular acts or conditions of compliance are to be determined, including rules and regulations promulgated thereunder, and reference to any section or other provision of any Legal Requirement means that provision of such Legal Requirement in effect at the time a particular act or condition of compliance is to be determined and constituting the substantive amendment, modification, codification, replacement or reenactment of such section or other provision; (vi) “hereunder,” “hereof,” “hereto,” and words of similar import shall be deemed references to this Agreement as a whole and not to any particular Article, Section or other provision hereof; (vii) “including” (and with correlative meaning “include”) means including without limiting the generality of any description preceding such term; (viii) “or” is used in the inclusive sense of “and/or”; (ix) with respect to the determination of any period of time, “from” means “from and including” and “to” means “to but excluding”; and (x) references to documents, instruments or agreements shall be deemed to refer as well to all addenda, exhibits, schedules or amendments thereto.

(b) Legal Representation of the Parties. This Agreement was negotiated by the parties with the benefit of legal representation, and any rule of construction or interpretation otherwise requiring this Agreement to be construed or interpreted against any party shall not apply to any construction or interpretation hereof.

ARTICLE II

Purchase and Sale of Business and Assets

2.1 Purchase and Sale of Assets. Subject to the terms and conditions of this Agreement, Seller agrees to sell, assign, convey, transfer and deliver to Buyer as of the Closing Date, and Buyer agrees to purchase and take assignment and delivery from Seller as of the Closing Date, all of Seller’s right, title and interest in and to the Purchased Assets, free and clear of all Encumbrances other than the Permitted Encumbrances.

2.2 Excluded Assets. Pursuant to this Agreement, the Buyer is not acquiring, and the Seller shall retain, the following assets, rights and properties (collectively, the “Excluded Assets”) and, as such, they are not included in the Purchased Assets:

(a) The business, assets and goodwill of and related directly to the Company Store, other than the rights and interests of the Buyer, under a Franchise Agreement to operate the Company Store as a franchised Store that shall be signed at the Closing.

(b) The Excess Cash.

(c) The following vehicles: a 2002 Cadillac Escalade Luxury Wagon (VIN #1GYEK63N62R320992); a 2002 BMW 530i Sedan (VIN # WBADT63462CH8808); and a 2003 Chevrolet Express G2500 Cargo Van (VIN #1GCGG25U131171002).

(d) All Contracts that have terminated or expired prior to the Closing Date in the ordinary course of business consistent with the past practices of Seller.

(e) Seller’s corporate minute books and records, such other books and records as pertain to the organization, existence or capitalization of Seller and duplicate copies of such records as are necessary to enable Seller to file its tax returns and reports, as well as any other records or materials relating to Seller generally and not involving or relating to the Purchased Assets.

(f) Claims for and rights to receive Tax refunds relating to the Business with respect to taxable periods (or portions thereof) ending on or prior to the Closing Date, and Tax Returns relating to the Business with respect to taxable periods (or portions thereof) ending on or prior to the Closing Date, and any notes, worksheets, files or documents relating thereto;

(g) All rights of Seller under this Agreement, any agreement, certificate, instrument or other document executed and delivered by Seller or Buyer in connection with the transactions contemplated hereby, or any side agreement between Seller and Buyer entered into on or after the date of this Agreement.

2.3 Assumed Liabilities. On the terms and subject to the conditions set forth in this Agreement, at the Closing, Buyer shall assume and agree to pay, discharge and perform when due, Seller’s obligations (a) arising under the Real Property Lease and the Assumed Contracts, but specifically excluding any liability or obligation relating to or arising out of such Assumed Contract or Real Property Lease as a result of (i) any breach of such Assumed Contract or Real Property Lease on the part of Seller occurring on or prior to the Closing Date, (ii) any violation of law, breach of warranty, tort or infringement occurring on or prior to the Closing Date including, without limitation, any violation by Seller of any Legal Requirement applicable to the offer and sale of the Franchises or the relationship between Seller and the Franchisees under the Franchise Agreements or (iii) any charge, complaint, action, suit, proceeding, hearing, investigation, claim or demand arising against Seller on or prior to the Closing Date; (b) with respect to the audit by Harper & Pearson Company of Seller’s financial statements at December 31, 2006 and for the fiscal year then ended, but specifically excluding any expenses incurred in connection with other services performed for Seller by Harper & Pearson Company, (c) to refund initial franchise fees to domestic Franchisees who are or become entitled to refunds in accordance with their Franchise Agreements (the “Contingent Initial Fee Refunds”) in an amount not to exceed the amount of funds released from the Escrow Accounts (as determined based on the balance of such accounts as of the Closing Date) to the Buyer, if any, (d) with respect to accounts and claims payable in the ordinary course of business from the Advertising Fund, the Escrow Accounts, the Gift Certificate Accounts and the Gift Card Pooled Account, in each case to the extent Seller has transferred to Buyer in each such account cash equal to or in excess of the aggregate amount necessary to satisfy such claims payable or, with respect to the Advertising Fund, has provided Buyer a budget showing the source of funds to satisfy such claims as they become payable; (e) arising out of the operation of the Business to the extent that such duties accrue on and after the Closing Date based on the operation of the Business by Buyer following the Closing; (f) the Dull Payment; and (g) other liabilities of a type and amount expressly identified on Schedule 2.3 (collectively, the “Assumed Liabilities”).

2.4 Excluded Liabilities. Except as and to the extent expressly provided in Section 2.3, Buyer is not agreeing to, and shall not, assume any other liability, obligation, undertaking, expense or agreement of Seller of any kind, character or description, whether absolute, contingent, known, unknown, accrued, liquidated, unliquidated, contingent, executory or otherwise, and whether arising prior to or following the Closing, and the execution and performance of this Agreement shall not render Buyer liable for any such liability, obligation, undertaking, expense or agreement (all of such liabilities and obligations shall be referred to herein as the “Excluded Liabilities”). Without limiting the generality of the foregoing, the Excluded Liabilities shall include, and Buyer will not assume or be liable for:

(i) Any liability or obligation with respect to any Excluded Asset, whether arising prior to or after the Closing;

(ii) Except as expressly assumed in Section 2.3, any liability, claim or obligation, contingent or otherwise, arising out of the operation of the Business or any Purchased Asset prior to the Closing Date;

(iii) Any liability or obligation arising out of or related to any Contract that is not a Real Property Lease or an Assumed Contract or relating to a breach arising out of or related to events that occurred or actions that were taken prior to the Closing Date with respect to any Real Property Lease or Assumed Contract;

(iv) Any of Seller's liabilities or obligations for expenses or fees incident to or arising out of the negotiation, preparation, approval or authorization of this Agreement or the consummation (or preparation for the consummation) of the transactions contemplated hereby (including all attorneys' and accountants' fees, and brokerage fees);

(v) Any liability or obligation of Seller for any Taxes that accrue for any period on or prior to Closing, regardless of when assessed;

(vi) Except for Buyer’s obligation to pay the Dull payment, any liability or obligation to any employee or former employee of Seller or the Business attributable to any period of time prior to the Closing Date, including any liability for accrued wages, vacation, sick or holiday pay and allowances, any other paid time off and any liabilities under employment, severance, change of control or similar agreements or arrangement and arising on or before the Closing Date;

(vii) Any duty, obligation or liability arising at any time under or relating to any Employee Benefit Plan or any employee benefit plan, program or arrangement at any time maintained, sponsored or contributed or required to be contributed to by Seller or any ERISA Affiliate of Seller or with respect to which Seller or any ERISA Affiliate has or had any liability or potential liability;

(viii) Any liability or obligation arising out of any violation by Seller of any Legal Requirement applicable to the offer and sale of the Franchises or to the relationship between Seller and the Franchisees under the Franchise Agreements;

(ix) Any liability or obligation arising out of any infringement or other unlawful use by Seller or any Person acting under its direction or control of any Intellectual Property Rights owned or held by any Person;

(x) Any liability or obligation with respect to the Contingent Initial Fee Refunds in excess of the amount of funds released from the Escrow Accounts (as determined based on the balance of such accounts as of the Closing Date) to the Buyer, if any; and

(xi) Any liability or obligation of Seller arising out of any litigation, proceeding, or claim by any Person relating to the Business as conducted prior to the Closing Date, whether or not such litigation, proceeding, or claim is pending, threatened, or asserted before, on, or after the Closing Date, except to the extent the litigation, proceeding or claim relates to the enforcement against Buyer of the plaintiff’s rights under an Assumed Contract or an Assumed Liability.

ARTICLE III

Purchase Price; Payment; Assumption of Obligations

3.1 The Closing. The closing of the transactions contemplated hereby (the “Closing”) will take place at the offices of Kirkland & Ellis LLP, 153 East 53rd Street, New York, New York 10022, or at such other place as Buyer and Seller mutually agree, at 10:00 A.M. local time, on the second Business Day after the conditions to Closing set forth in Articles VIII and IX have been satisfied or waived by the party entitled to waive such condition, other than conditions that, by their terms, cannot or are not required to be satisfied until the Closing (provided that all such conditions are satisfied at the Closing), or at such other place, date and/or time as the parties may mutually agree.

3.2 Purchase Price. Subject to and upon the terms and conditions of this Agreement, in reliance on the representations, warranties, covenants and agreements of Seller contained herein, and in full payment and consideration for the sale, conveyance, assignment, transfer and delivery of the Purchased Assets by Seller to Buyer, Buyer will pay a total amount of Twenty One Million Dollars ($21,000,000) (the “Purchase Price”), payable as hereinafter provided, and will assume the Assumed Liabilities.

3.3 Payment. At Closing, Buyer will (x) pay Seller the sum of Sixteen Million Dollars ($16,000,000) by wire transfer of immediately available funds and (y) deliver to Seller a promissory note of Parent in the principal amount of Three Million Five Hundred Thousand Dollars ($3,500,000) (the “First Note”) and a promissory note of Parent in the principal amount of One Million Five Hundred Thousand Dollars ($1,500,000) (the “Second Note”, and together with the First Note, the “Promissory Notes”), substantially in the form attached hereto as Exhibits 3.3(a) and 3.3(b) (including the term and interest rate specified therein). Except as otherwise provided in the Promissory Notes and the related Escrow Agreement with respect to indemnity claims, the Promissory Notes shall accrue interest at the annual rate of 6% per annum until maturity and at the annual rate of 8% after maturity, and shall mature 12 months from the date of issuance. The Buyer shall have the right to withhold payment of principal due and owing under the Second Note, but only to the extent permitted under Section 11.8 of this Agreement.

3.4 Allocation. Seller and Buyer agree to allocate the Purchase Price among the Purchased Assets in accordance with the allocation schedule to be attached hereto as Schedule 3.4(b), which allocation schedule will be determined after the date hereof, but by a date no later than 90 days after the date hereof (the “Allocation Schedule”). If the parties are unable to agree on the final Allocation Schedule within 90 days after the date hereof, an independent third-party appraiser selected by Buyer, and acceptable to Seller, the fees of which shall be borne equally by Buyer and Seller, shall resolve the allocation of the consideration to any items with respect to which there is a dispute between the parties. In the absence of manifest error, the determination of the Allocation Schedule by the third-party appraiser shall be final and binding on all parties and shall not be subject to contest. Each of the parties hereto agree that: (i) none of the parties shall take a position on any Tax Return (including IRS Form 8594) that is in any way inconsistent with the Allocation Schedule without the written consent of the other party or unless specifically required by an applicable governmental authority; and (ii) they shall promptly advise each other regarding the existence of any Tax audit, controversy or litigation related to the Allocation Schedule. Notwithstanding the foregoing, nothing contained herein shall prevent Buyer or Seller from settling any proposed deficiency or adjustment by any Governmental Authority based upon or arising out of the Allocation Schedule, and neither Buyer nor Seller shall be required to litigate before any court any such proposed deficiency or adjustment by any governmental authority challenging the Allocation Schedule.

3.5 Nonassignable Contracts. Notwithstanding anything to the contrary herein, to the extent that the assignment hereunder by Seller to Buyer of any Assumed Contract is not permitted or is not permitted without the consent of any other party to such Assumed Contract, this Agreement shall not be deemed to constitute an assignment of any such Assumed Contract if such consent is not given or if such assignment otherwise would constitute a breach of, or cause a loss of contractual benefits under, any such Assumed Contract, and Buyer shall assume no obligations or liabilities under any such Assumed Contract. Seller shall advise Buyer in writing on the date hereof with respect to any Assumed Contract which Seller knows or has substantial reason to believe will or may not be subject to assignment to Buyer hereunder at the Closing. Without in any way limiting Seller's obligation to obtain all consents and waivers necessary for the sale, transfer, assignment and delivery of the Assumed Contracts and the Purchased Assets to Buyer hereunder, if any such consent is not obtained or if such assignment is not permitted irrespective of consent and if the Closing shall occur, Seller shall cooperate with Buyer following the Closing Date in any reasonable arrangement designed to provide Buyer with the rights and benefits (subject to the obligations) under any such Assumed Contract, including enforcement for the benefit of Buyer of any and all rights of Seller against any other party arising out of any breach or cancellation of any such Assumed Contract by such other party and, if requested by Buyer, acting as an agent on behalf of Buyer or as Buyer shall otherwise reasonably require.

ARTICLE IV

Representations and Warranties of Seller

Seller hereby represents and warrants to Buyer and Parent that the statements contained in this Article IV are correct and complete as of the date of this Agreement and will be correct and complete as of the Closing Date (as though made then and as though the Closing Date were substituted for the date of this Agreement throughout this Article IV except to the extent any representation or warranty speaks as of a different date, which representations and warranties shall be true and correct only as of such date), except as set forth in the disclosure schedules delivered by the Seller to Buyer and Parent (collectively, the “Disclosure Schedules”).

4.1 Organization and Good Standing. Seller is duly incorporated, validly existing and in good standing under the laws of the State of Texas. Seller has all requisite power and authority to own, lease and operate its assets and properties and to carry on its business as currently conducted. Seller has obtained all Government Authorizations necessary to the ownership or operation of its properties or the conduct of its business, except where the failure to obtain such Governmental Authorizations would not, individually or in the aggregate, reasonably be expected to have a Material Adverse Effect or would only give rise to an Excluded Liability. Seller does not have any Subsidiaries. Seller does not own or hold the right to acquire any shares of stock or any other security or interest in any other Person or have any obligation to make any investment in any Person.

4.2 Enforceability; Authority. Seller has all requisite corporate power and authority to execute and deliver this Agreement, to consummate the sale of the Purchased Assets and otherwise to perform its obligations hereunder and consummate the transactions contemplated hereby. The execution, delivery and performance of this Agreement, and the consummation of the sale of the Purchased Assets and the other transactions contemplated hereby, have been duly authorized and approved by its board of directors and stockholders, and no other corporate action on the part of the Seller is necessary to authorize the execution, delivery and performance of this Agreement and the Escrow Agreement by the Seller and the consummation by the Seller of the transactions contemplated by this Agreement and the Escrow Agreement. This Agreement and the Escrow Agreement has been duly executed and delivered by Seller and, assuming the due execution of this Agreement and the Escrow Agreement by the Parent and Buyer, constitutes a valid and binding obligations of Seller enforceable against it in accordance with their terms, subject to applicable bankruptcy, insolvency, reorganization, moratorium, receivership and similar laws affecting the enforcement of creditors’ rights generally, and general equitable principles.

4.3 Consents; Approvals. Except as set forth in Schedule 4.3, the execution and delivery of this Agreement and the Escrow Agreement and the consummation of the transactions contemplated hereby and thereby do not and will not:

(a) violate or conflict with the provisions of the Organizational Documents of the Seller;

(b) provided the Domestic UFOC is amended after the public announcement of this Agreement in each state in which the Domestic UFOC is currently registered, violate any Legal Requirement or Order to which the Seller is subject or by which any of its material properties or assets are bound;

(c) except for prompt amendment of the Domestic UFOC in each state in which the Domestic UFOC is currently registered and the revision of the disclosure document for the Korea Master Franchise and of each other disclosure document for an international transaction that has not closed prior to the date of this Agreement, require any permit, consent or approval of, or the giving of any notice to, or filing with any Government Authority; or

(d) result in the acceleration or modification of any obligations under, a violation or breach of, constitute (with or without due notice or lapse of time or both) a default under, or result in the creation of any Encumbrance upon any of the Purchased Assets under any of the terms, conditions or provisions of, any Indebtedness or Contract of the Seller;

excluding from the foregoing clauses (b), (c) and (d) permits, consents, approvals, notices and filings the absence of which, and violations, breaches, defaults and Encumbrances the existence of which, individually or in the aggregate, have not had and would not reasonably be expected to have a Material Adverse Effect.

4.4 Financial Statements.

(a) The Seller has delivered to the Buyer (i) audited balance sheets of the Seller as of each of December 31, 2004 and 2005, and the related statements of operations, stockholders’ equity and cash flows for the fiscal years then ended, together with the report thereon of Harper & Pearson Company, the Seller’s independent certified public accountants (including the notes thereto, the “Seller Financial Statements”), and (ii) an unaudited balance sheet of the Seller as of September 30, 2006 (the “Balance Sheet”) and the related unaudited statements of operations, stockholders’ equity and cash flows of the Seller (together with the Balance Sheet, the “Seller Interim Reports”) as at and for the nine (9)-month period ended September 30, 2006. The Seller Financial Statements, the Seller Interim Reports and each Other Interim Report delivered pursuant to Section 6.3 fairly presents the financial position and the results of operations, stockholders’ equity and cash flows of the Seller as the respective dates of, and for the periods referred to in, such Seller Financial Statements, Seller Interim Reports and Other Interim Reports, all in accordance with GAAP, applied consistently through the periods involved, subject, in the case of the Seller Interim Reports and Other Interim Reports, to normal year-end adjustments (which are not material in the aggregate) and the absence of notes and are consistent with the books and records of the Seller. No financial statements of any other Person are required by GAAP to be included in the financial statements of the Seller.

(b) Except as disclosed on Schedule 4.4(b), the Seller has no material liabilities or obligations (whether absolute, accrued, contingent or otherwise and whether due or to become due), except for (i) those liabilities and obligations accrued or disclosed on the face of or in the footnotes to the Balance Sheet and (ii) liabilities and obligations incurred since the date of the Balance Sheet in the ordinary course of business consistent with past practice (none of which arise out of a breach of any contract, tort, infringement, claim, lawsuit or breach of warranty that would not constitute an Excluded Liability).

4.5 Real Property.

(a) Seller does not own any real property which is used or intended to be used, or otherwise related to, the Business.

(b) Section 1.1 of this Agreement sets forth the address and a brief description of the Real Property Lease (including all amendments, extensions, renewals, guaranties and other agreements with respect thereto) and:

(i) Seller has delivered or made available to Buyer a true and complete copy of the Real Property Lease (as amended to date);

(ii) Seller’s possession and quiet enjoyment of the premises that the Real Property Lease covers has not been disturbed, and to Seller’s Knowledge, there are no disputes with respect to the Real Property Lease;

(iii) there are no pending, or to Seller’s Knowledge, threatened condemnation Proceedings relating to building in which the premises the Real Property Lease covers are located or other matters affecting the current use of occupancy thereof or the operation of the Business therein and no notice from any Government Authority has been received by the Seller requiring or calling attention to the need for any material work, repair, construction, alteration or installation on, or in connection with, the premises the Real Property Lease covers;

(iv) Seller has not subleased, licensed, or otherwise granted to any party the right to use or occupy any portion of the premises the Real Property Lease covers;

(v) no security deposit or portion thereof deposited with respect to the Real Property Lease has been applied in respect of a breach or default under the Real Property Lease which has not been redeposited in full;

(vi) there are no material forbearance programs in effect with respect to the Real Property Lease; and

(vii) Seller has not collaterally assigned, subleased, mortgaged, deeded in trust or otherwise transferred or encumbered any part of the premises the Real Property Lease covers or any interest therein.

4.6 Title to Assets. Except for Excluded Assets and properties and assets reflected on the Balance Sheet that have been sold or otherwise disposed of by the Seller in the ordinary course of business, the Seller has good and marketable title to, a valid and subsisting license to use, or a valid leasehold interest in, all of the Purchased Assets, including, without limitation, all the properties and assets reflected on the Balance Sheet, free and clear of all Encumbrances other than Permitted Encumbrances. All of the Personal Property, whether owned or leased, is in good operating condition and repair (with the exception of normal wear and tear), and is free from defects other than minor defects that do not interfere with the present use thereof in the conduct of normal operations.

4.7 Sufficiency of Assets. The Purchased Assets include all of the assets, properties and rights of every type and description, real, personal, mixed, tangible and intangible that are used or intended for use in the conduct of the business of owning and operating the Business in substantially the same manner as currently conducted by Seller, subject only to the exclusion of the Excluded Assets and the need for Buyer to establish a Franchisee training facility outside the Company Store.

4.8 Accounts Receivable. Except as set forth on Schedule 4.8, all Accounts Receivable reflected on the Balance Sheet (net of payments received since the Balance Sheet date and net of allowances for doubtful accounts as reflected thereon and as determined in accordance with GAAP consistently applied) and all Accounts Receivable that have arisen subsequent to the Balance Sheet Date (net of payments received after the Balance Sheet Date and net of allowances for doubtful accounts and reserves that are reasonable based on Seller’s historical collection experience) are valid receivables arising in the ordinary course of business and are collectible in accordance with Seller’s historical collection practices at the aggregate recorded amount therefor as shown on the Balance Sheet (net of payments received since the Balance Sheet date and net of allowances for doubtful accounts as reflected thereon and as determined in accordance with GAAP consistently applied). Except as set forth on Schedule 4.8, no Person has any Encumbrances on such Accounts Receivable or any part thereof, and no agreement for deduction, free goods, discount or other deferred price or quantity adjustment has been made with respect to any such Accounts Receivable.

4.9 Insolvency Proceedings. No insolvency proceedings of any kind, including, without limitation, bankruptcy, receivership, reorganization, composition or arrangement with creditors, voluntary or involuntary, affecting Seller or the Purchased Assets are pending or, to the Seller’s Knowledge, threatened. Seller has not made an assignment for the benefit of creditors or taken any action with a view to, or that would constitute a valid basis for, the institution of any such insolvency proceedings.

4.10 Taxes.

(a) Except as set forth on Schedule 4.10, the Seller has filed all Tax Returns that it was required to file on or before the date of this Agreement or the Closing Date, as applicable; all such Tax Returns were correct and complete in all material respects; and all material Taxes owed by Seller (whether or not shown on any Tax Return) have been paid. The Seller is not the beneficiary of any extension of time within which to file any Income Tax Return. The Seller has withheld and paid all Taxes required to have been withheld and paid in connection with amounts paid or owing to any employee, independent contractor, creditor, stockholder, or other third party, and all Forms W-2 and 1099 required with respect thereto have been properly completed and timely filed. To Seller’s Knowledge, there are no Encumbrances on any of the assets of the Seller that arose in connection with the failure (or alleged failure) to pay any Tax.

(b) There is no material dispute or claim concerning any Tax liability of the Seller either (A) claimed or raised by any authority in writing or (B) as to which Seller has Knowledge based upon personal contact with any agent of such authority.

(c) Seller has furnished to Buyer copies of all federal, state, local, and foreign Income Tax Returns filed with respect to the Seller for taxable periods ended on or after December 31, 2003. Schedule 4.10 indicates those Income Tax Returns that have been audited, and indicates those Income Tax Returns that currently are the subject of audit. The Seller has delivered to Buyer correct and complete copies of all federal Income Tax Returns, examination reports, and statements of deficiencies assessed against or agreed to by the Seller since December 31, 2003. The Seller has not waived any statute of limitations in respect of Taxes or agreed to any extension of time with respect to a Tax assessment or deficiency.

(d) To Seller’s Knowledge, the Assumed Liabilities do not include any obligations that will not be deductible under Code §280G. The Seller is not a party to any Tax allocation or sharing agreement. The Seller (A) has not been a member of an Affiliated Group filing a consolidated federal Income Tax Return (other than a group the common parent of which was Seller) and (B) has no liability for the Taxes of any Person under Reg. §1.1502-6 (or any similar provision of state, local, or foreign law), as a transferee or successor, by contract, or otherwise.

(e) The unpaid Taxes of the Seller (A) did not, as of September 30, 2006, exceed the reserve for Tax liability (rather than any reserve for deferred Taxes established to reflect timing differences between book and Tax income) set forth on the face of the Balance Sheet (rather than in any notes thereto) and (B) will not exceed that reserve as adjusted for operations and transactions through the Closing Date in accordance with the past custom and practice of the Seller in filing their Tax Returns.

(f)  Seller has been a validly electing S corporation within the meaning of Code §1361 and §1362 at all times since 1986 and Seller will be an S corporation up to and including the Closing Date. Seller has no potential liability for any Tax under Code §1374. Seller has not, in the past 10 years, acquired Purchased Assets from another corporation in a transaction in which Seller's Tax basis for the acquired Purchased Assets was determined, in whole or in part, by reference to the Tax basis of the acquired assets (or any other property) in the hands of the transferor.

4.11 Labor Relations; Compliance.

(a) To the Seller’s Knowledge, except for Ronald J. Hankamer, Sr. and Richard A. Hankamer, no key employee and no group of employees of Seller has any plans to terminate or modify his or her status as an employee of the Business, including upon consummation of the transactions contemplated hereby. Except as set forth on the Schedule 4.11, there are no Proceedings pending or, to the Seller’s Knowledge, threatened against Seller with respect to or by any employee or former employee of the Business and, to the Seller’s Knowledge, there are no Proceedings pending or threatened against any employees or former employee of the Business. Seller has not experienced any strikes, grievances, claims of unfair labor practices or other collective bargaining disputes. Seller has not engaged in any unfair labor practices. There is no collective bargaining agreement or relationship with any labor organization, and, to the Seller’s Knowledge, there are no organizational efforts presently made or threatened by or on behalf of any labor union with respect to the Business.

(b) Schedule 4.11(b) contains a true, complete and accurate list of each of Seller's employees employed in the Business as of the date of this Agreement, including all active employees and any other employees, including employees inactive as of the date of this Agreement for any reason (including as a result of layoff, leave of absence, disability, illness or injury) (each such Person, a “Business Employee”), and with respect to each such Business Employee as of the date hereof, his or her date(s) of hire by Seller, position and title (if any), current rate of compensation (including bonuses, commissions and incentive compensation, if any), whether such employee is hourly or salaried, whether such employee is exempt or non-exempt, whether such employee is absent from active employment and, if so, the date such employee became inactive, the reason for such inactive status and, if applicable, the anticipated date of return to active employment.

(c) The Seller has not implemented any plant closing or layoff of employees that could implicate the WARN Act, and no such action will be implemented on or prior to the Closing without advance notification to Buyer.

4.12 Employee Benefits.

(a) Schedule 4.12(a) includes a list of all employee benefit plans (as defined in Section 3(3) of ERISA) maintained or contributed to by Seller, and each other employee benefit plan, program or arrangement, whether or not subject to ERISA, including, without limitation, employment, severance, incentive, retention, consulting, change-in-control, fringe benefit, collective bargaining, deferred compensation, or other compensatory plan, policy, agreement or arrangement which is made or maintained with or for the benefit of any current or former employee, director or other personnel of Seller or contributed to by Seller or under which Seller has or may have a direct or indirect liability (each a “Seller Benefit Plan”).

(b) The Seller has delivered to Buyer true and complete copies of each Seller Benefit Plan document, and, as applicable, with respect to each Seller Benefit Plan, true and complete copies of (1) any related trust agreements, insurance contracts or other funding agreements or arrangements, (2) the most recent summary plan description and any summary of material modifications, and (3) the most recent determination letter or opinion letter issued by the IRS and any pending application for a determination letter or opinion letter with respect to any Seller Benefit Plan intended to qualify under Code Section 401(a) (“Qualified Plan”).

(c) Each Seller Benefit Plan has been maintained, funded and administered in all material respects in accordance with its terms and the provisions of applicable law, including ERISA and the Code. All contributions and premium payments to each Seller Benefit Plan required to be made prior to the Closing Date have been made or properly accrued.

(d) With respect to each Seller Benefit Plan, no Proceeding or investigation with respect to the administration or the investment of plan assets (other than routine claims for benefits) is pending or, to the Seller’s Knowledge, threatened or anticipated.

(e) Seller has never contributed to or been required to contribute to any Multiemployer Plan or employee pension plan subject to Title IV of ERISA or Code Section 412 or has any liability, or indirect liability, including any liability on account of a “partial withdrawal” or complete withdrawal (as defined in ERISA Sections 4203 and 4201 respectively), under any Multiemployer Plan or under Title IV of ERISA. Seller is not bound by any Contract that would result in any direct or indirect liability described in ERISA Section 4204. No Seller Benefit Plan is a multiple employer plan subject to Section 413(c) of the Code.

(f) Seller does not now have and has never had any ERISA Affiliates.

4.13 Litigation; Orders.

(a) Except as set forth on Schedule 4.13(a), there is no material Proceeding at law or in equity by any Person or any Proceeding by or before any Government Authority pending or, to the Seller’s Knowledge, threatened, against the Seller or the Purchased Assets.

(b) Except as set forth on Schedule 4.13(b), (i) there is no Order to which the Seller or any of the Purchased Assets or the Real Property Lease is subject, and (ii) the Seller is in compliance with each Order to which it or any of the Purchased Assets is subject.

4.14 Compliance With Laws; Government Authorizations.

(a) Except as set forth on Schedule 4.14, Seller is in full compliance with each Legal Requirement that is applicable or to the conduct or operation of the Business or the ownership of the Purchased Assets, except for such non-compliance, individually or in the aggregate, as has not had and would not reasonably be expected to have a Material Adverse Effect. Except as set forth on Schedule 4.14, Seller has not received any notice from any Governmental Authority or any other Person regarding any actual, alleged, possible or potential violation of, or failure to comply with, any material Legal Requirement applicable to the Business.

(b) The Seller possesses all Government Authorizations necessary for the ownership of its properties and the conduct of its business as currently conducted, except for such exceptions, as, individually or in the aggregate, have not had and would not reasonably be expected to have a Material Adverse Effect. Further, (i) to the Seller’s Knowledge, all such Government Authorizations are in full force and effect and (ii) the Seller has not received any written notice of any event, inquiry, investigation or proceeding threatening the validity of such Government Authorizations.

4.15 Operations of the Seller. Except as set forth on Schedule 4.15, as of the date of this Agreement, there has not been any change, event or condition of any character since January 1, 2006 that has had or would reasonably be expected to have a Material Adverse Effect. Without limiting the generality of the foregoing, since December 31, 2005, the Seller has operated its business in the ordinary course of business consistent with past practice, and during such time period, the Seller has not:

(a) sold, leased, transferred, or assigned any of its material assets, other than for a fair consideration in the ordinary course of business;

(b) entered into any Material Contract outside the ordinary course of business, except the Contracts governing Seller’s 401(k) Retirement Plan and the Gift Card Program;

(c) accelerated, terminated, made material modifications to, or cancelled any Material Contract;

(d) transferred, assigned, or granted any license or sublicense of any rights under or with respect to any Intellectual Property Right, other than in the ordinary course of business;

(e) made any capital expenditure (or series of related capital expenditures) either involving more than $10,000, individually, or $25,000, in the aggregate, or outside the ordinary course of business;

(f) delayed or postponed the payment of accounts payable and other liabilities outside the ordinary course of business;

(g) engaged in any sales or promotional discount or other activity with customers (including, without limitation, materially altering credit terms), delayed or postponed the payment of any accounts payable or other payables or expenses (including marketing or promotional expenses), or accelerated the collection of or discounted any Accounts Receivable or otherwise accelerated cash collections of any type;

(h) incurred any Indebtedness or incurred or become subject to any material liability, except current liabilities incurred in the ordinary course of business and liabilities under Contracts (other than liabilities for breach) entered into in the ordinary course of business;

(i) suffered any extraordinary losses or waived any rights of material value, whether or not in the ordinary course of business;

(j) experienced any material damage, destruction, or loss (whether or not covered by insurance) to its property;

(k) granted any increase in the base compensation of any of its directors, officers, and employees outside the ordinary course of business and except in accordance with customary prior practice;

(l) except for adopting its 401(k) Retirement Plan and terminating an informal employee bonus plan, adopted, amended, modified, or terminated any bonus, profit sharing, incentive, severance, or other plan, contract, or commitment for the benefit of any of its directors, officers, and employees (or taken any such action with respect to any other Employee Benefit Plan);

(m) except for committing to make the Dull Payment, made any other material change in employment terms for any of its directors, officers, and employees outside the ordinary course of business;

(n) become liable for any damages in connection with, or become obligated to rescind, any Franchise Agreement; or

(o) committed to do any of the foregoing.

4.16 Material Contracts.

(a) Schedule 4.16(a) contains a complete and correct list, as of the date of this Agreement, of the following Contracts pertaining to the Business to which the Seller is a party or by which the Seller is bound (collectively, the “Material Contracts”):

(i) all Contracts for the employment of any employee providing for annual compensation in excess of $150,000, or providing severance benefits, except for those terminable without cause and without cost on less than 60 days notice;

(ii) the Contract governing the Dull Payment and any other severance agreement;

(iii) any agreement (or group of related agreements) for the lease of Personal Property to or from a Person providing for lease payments in excess of $5,000;

(iv) any agreement (or group of related agreements) for the purchase or sale of raw materials, commodities, supplies, products, or other personal property, or for the furnishing or receipt of services, the performance of which will extend over a period of more than one year, or which involves consideration in excess of $5,000 per year;

(v) each Franchise Agreement that is currently in force;

(vi) the Real Property Lease;

(vii) any agreements relating to Intellectual Property Rights except as set forth in Schedule 4.19(b);

(viii) any agreement imposing continuing confidentiality obligations on the Seller;

(ix) all executory Contracts for capital expenditures with remaining obligations in excess of $5,000 each;

(x) all Contracts containing covenants that in any way purport to limit the freedom of the Seller to engage in any line of business or to compete with any Person or in any geographical area;

(xi) all severance, change of control or similar agreements or contracts with any employees; and

(xii) any other agreement the performance of which involves consideration in excess of $5,000.

(b) Seller has delivered to Parent a correct and complete copy of each written Material Contract (as amended to date) and a written summary setting forth the material terms and conditions of each oral Material Contract. Except as disclosed in Schedule 4.16(b), the Seller is not in violation or breach of or in default under any Material Contract the effect of which, individually or in the aggregate, has or would reasonably be expected to have a Material Adverse Effect. No Proceeding or event or condition has occurred or exists or is alleged by any party to have occurred or exist which, with notice or lapse of time or both, would constitute a default by any of the parties thereto of their respective obligations under a Material Contract (or would give rise to any right of termination or cancellation), except as does not have and would not reasonably be expected to have a Material Adverse Effect. The Seller has not, nor to the Seller’s Knowledge, has any other party to any Material Contract, breached or provided any written notice of an intent to breach, any provision thereof, except such a breach as does not have and would not reasonably be expected to have a Material Adverse Effect.

(c) Schedule 4.16(c) contains a complete and correct list of all written Contracts to which the Seller is a party or by which the Seller is bound that pertain to Excluded Assets.

4.17 Insurance. Schedule 4.17 sets forth an accurate and complete summary of (a) each insurance policy providing for liability exposure (including policies providing property, casualty, liability and workers’ compensation coverage and bond and surety arrangements) to which the Seller is currently a party, a named insured or otherwise the beneficiary of coverage (“Insurance Policies”) and (b) all insurance loss runs or workers’ compensation claims received for the past five policy years. All such Insurance Policies are in full force and effect. Since January 1, 2002, the Seller has paid all premiums due thereunder and, except as set forth in Schedule 4.17, no notice (whether oral or written) of cancellation of any such coverage or increase in premiums thereof has been received by the Seller.

4.18 Environmental Matters. In the conduct of the Business and the ownership and operation of the Purchased Assets, Seller has complied and is in compliance in all material respects with all Environmental and Safety Requirements. Seller has not received any written notice, report or other information regarding any violation of, or liability under Environmental and Safety Requirements. Neither Seller nor any of its predecessors or Affiliates with respect to the Business has treated, stored, disposed of, arranged for or permitted the disposal of, transported, handled, released, or exposed any Person to, any substance, or owned or operated the Business or any property or facility relating to the Business (and no such property or facility is contaminated by any such substance) in a manner that has given or would give rise to any liabilities or investigative, corrective or remedial obligations pursuant to CERCLA or any other Environmental and Safety Requirements. Seller has furnished to Buyer all environmental audits, reports and other material environmental documents relating to the past or current operations or facilities of Seller and its predecessors and Affiliates with respect to the Business which are in its possession or under its reasonable control.

4.19 Intellectual Property.

(a) The Purchased Assets include no patents, patent applications, patentable property or mask works. Schedule 4.19(a) sets forth a complete and correct list of: (i) all registered Intellectual Property Rights owned by the Seller; (ii) all pending applications for registration of Intellectual Property Rights owned by the Seller; (iii) all trade names, trademarks and service marks owned or used by the Seller; (iv) all material unregistered copyrights and computer software programs owned by the Seller; (v) all common law or unregistered Intellectual Property Rights not otherwise encompassed in subparts (i)-(iv); and (vi) all internet domain names and URLs owned by Seller.

(b) Schedule 4.19(b) sets forth a complete and correct list of: (i) all computer software licenses or similar agreements or arrangements relating to information technology used in the Business (“IT Software”) for which the Seller paid more than $10,000 in the aggregate in license fees or pays more than $5,000 in annual support fees; (ii) all other licenses or similar agreements or arrangements, in effect as of the date hereof, in which the Seller is a licensee of Intellectual Property Rights; (iii), except for Material Contracts listed in Schedule 4.16, all licenses or similar agreements or arrangements in which the Seller is a licensor of Intellectual Property Rights, including franchise agreements; and (iv) all other agreements or similar arrangements, in effect as of the date hereof, relating to the use of Intellectual Property Rights by the Seller, including settlement agreements, consent-to-use or standstill agreements and standalone indemnification agreements.

(c) Except as set forth on Schedule 4.19(c), (i) the Seller owns and possesses all right, title and interest in and to the Intellectual Property Rights set forth in Schedules 4.16 and 4.19(a), has a valid and enforceable right to use pursuant to the agreements set forth in Schedule 4.19(b), and otherwise owns and possesses all right, title and interest in and to all other Intellectual Property Rights necessary for the operation of the Business as currently conducted, free and clear of all Encumbrances except Permitted Encumbrances (collectively, the "Seller Intellectual Property Rights") and (ii) except for territorial exclusivity provided in international master franchise agreements, the Seller has not licensed any Seller Intellectual Property Rights to any third party on an exclusive basis.

(d) Except as set forth on Schedule 4.19(d), (i) Seller has no Knowledge that it has infringed, diluted, misappropriated or otherwise conflicted with, or that the operation of the Business as currently conducted infringes, misappropriates or otherwise conflicts with, any Intellectual Property Rights of any Person; (ii) the Seller has no Knowledge of any facts which indicate a likelihood of any of the foregoing; (iii) the Seller has not received any notices regarding any of the foregoing (including any demands or offers to license any Intellectual Property Rights from any Person or any requests for indemnification from customers) and (iv) the Seller has neither requested nor received any opinions of counsel related to the foregoing.

(e) Except as set forth on Schedule 4.19(e), (i) no loss or expiration of any of the Seller Intellectual Property Rights is threatened, pending or reasonably foreseeable; (ii) all of the Seller Intellectual Property Rights are valid and enforceable to the extent provided by law, and none of the Seller Intellectual Property Rights has been used by Seller in a way that violates any Legal Requirement; (iii) no claim by any third party contesting the validity, enforceability, use or ownership of any of the Seller Intellectual Property Rights has been made, is currently outstanding or, to Seller’s Knowledge, is threatened, and Seller has no Knowledge of any grounds for the same; (iv) the Seller has taken all necessary and desirable action to maintain and protect all of the Seller Intellectual Property Rights and will continue to maintain and protect all of the Seller Intellectual Property Rights prior to the Closing so as not to adversely affect the validity or enforceability thereof; and (v) the Seller has not intentionally disclosed or allowed to be disclosed any of its trade secrets or confidential information to any third party other than pursuant to a written confidentiality agreement.

(f) Except as set forth on Schedule 4.19(f), to the Seller’s Knowledge, no Person has infringed, diluted, misappropriated or otherwise conflicted with any of the Seller Intellectual Property Rights and the Seller is not aware of any facts that indicate a likelihood of any of the same.

(g) Except as set forth on Schedule 4.19(g), all Intellectual Property Rights owned by the Seller were either: (i) developed by employees of the Seller working within the scope of their employment; (ii) developed by officers, directors, agents, consultants, contractors, subcontractors or others who have executed appropriate instruments of assignment in favor of the Seller as assignee that have conveyed to the Seller ownership of all of such Person’s rights in the Intellectual Property Rights relating to such developments; or (iii) acquired in connection with acquisitions in which the Seller obtained appropriate representations, warranties and indemnities from the transferring party relating to the title to such Intellectual Property Rights.

(h) Except as set forth in Schedule 4.19(h), none of the Seller Intellectual Property Rights is subject to any proceeding or outstanding Order restricting in any manner the use, transfer or licensing thereof by Seller, or which may affect the validity, use or enforceability of the Seller Intellectual Property Rights.

(i)  The computer software, computer firmware, computer hardware (whether general purpose or special purpose), and other similar or related items of automated, computerized and/or software system(s) that are used or relied on by the Seller in the conduct of the Business is sufficient in all material respects for the current needs of the Business.

(j) The Seller has collected, used, imported, exported and protected all personally identifiable information, and other information relating to individuals protected by applicable Legal Requirements, in accordance with the privacy policies of the Seller and in accordance with applicable Legal Requirements, including by entering into agreements, where appropriate, governing the flow of such information across national borders.

(k) Except as set forth is Schedule 4.19(k), each item of Seller Intellectual Property Rights is valid, enforceable and subsisting in all material respects; all necessary registration, maintenance and renewal fees currently due in connection with the Seller Intellectual Property Rights have been made; and all documents, recordations and certifications required by law to maintain and preserve the Seller Intellectual Property have been filed with the relevant copyright, trademark or other authorities in the United States and foreign jurisdictions in which Seller has chosen to conduct the Business for the purpose of maintaining Seller Intellectual Property Rights. At the Closing, the Seller will deliver to Buyer all files, documents, or instruments in Seller’s possession or under its control required to preserve and maintain the Seller Intellectual Property Rights.

4.20 Affiliate Transactions . Except as set forth on Schedule 4.20, (a) there are no Assumed Contracts between Seller, on the one hand, and any Stockholder or any family member or affiliate of any such Stockholder, on the other hand; (b) there are no Assumed Contracts between Seller, on the one hand, and any employee or director or any family member or affiliate of any such person, on the other hand, other than employment agreements entered into in the ordinary course of business consistent with past practice; and (c) there are no loans or other indebtedness owing by any employee of Seller or any family member or affiliate of any such person to Seller.

4.21 Brokers or Finders. No agent, broker, firm or other Person acting on behalf of the Seller is, or will be, entitled to any investment banking, commission, broker’s or finder’s fees from any of the parties hereto, or from any Affiliate of any of the parties hereto, in connection with any of the transactions contemplated by this Agreement, except for The Mayfair Group, whose fees and expenses will be paid by the Seller.

4.22 Suppliers. Except for the suppliers named in Schedule 4.22, the Seller has not purchased from any single supplier, goods or services for which the aggregate purchase price exceeds 5% of the total amount of goods and services purchased by the Seller during the fiscal year ended December 31, 2005. Since December 31, 2005, there has not been any termination, cancellation or material curtailment of the business relationship of the Seller with any supplier named in Schedule 4.22 or any material and adverse (to Seller) change in any material term (including credit terms) of the supply agreements or related arrangements with any such supplier. No supplier named in Schedule 4.22 has advised the Seller that it intends, or has threatened, to cancel or otherwise terminate the business relationship of such supplier with the Seller or any Franchisee or that it intends to modify materially and adversely (to Seller) its business relationship with the Seller or any Franchisee or to decrease materially or limit materially its supply to the Seller or any Franchisee.

4.23 Franchise Matters.

(a) Except as set forth on Schedule 4.23(a), Seller does not have, and has not had, any Subsidiary or Affiliate offering or selling Franchises domestically or internationally. Seller and international master Franchisees duly appointed under Franchise Agreements are the only Persons that Seller has authorized to offer or sell Franchises for the Mark.

(b) Schedule 4.23(b) sets forth a listing of, and Seller has provided Buyer with a true and complete copy of, Seller's currently effective Seller UFOCs, together with true and complete copies of all Seller UFOCs used by Seller since April 1, 2002 in connection with the offer and sale of Franchises.

(c) Schedule 4.16 contains a true and complete list of all Franchise Agreements to which Seller is a party, and there are no other currently effective Franchise Agreements relating to the Mark. Except as noted as Schedule 4.16 and except for negotiated Franchise Agreements for international Franchises, each Franchise Agreement entered is substantially similar to the form of Franchise Agreement attached as an exhibit to the Seller UFOC that was issued to the Franchisee contemporaneously with the sale of such Franchise by Seller. Seller has made available to Buyer true, complete and correct copies of all Franchise Agreements listed or required to be listed on Schedule 4.16, including all amendments and addenda thereto.

(d) Seller has, at all relevant times, the corporate power and authority and legal right to enter into and carry out the terms of each Franchise Agreement. All of the Franchise Agreements are valid, binding and enforceable in all material respects against the Franchisee thereunder in accordance with their terms, subject to any such Franchisee's bankruptcy, insolvency, receivership or similar proceeding under state or federal law and subject to any equitable doctrines and Legal Requirements which may affect the enforceability of the Franchise Agreements against Franchisees.

(e) Schedule 4.23(e) identifies each existing Franchisee that (i) is, to Seller's Knowledge, currently in material default under any Franchise Agreement, whether or not Seller has notified the Franchisee about the default; (ii) has received within the twelve (12) month period prior to the date of this Agreement notice from Seller that such Franchisee has incurred a default under such Franchise Agreement; or (iii) has on three or more occasions within the twelve (12) month period prior to the date of this Agreement received written notices of events of default under a Franchise Agreement. Except as described in Schedule 4.23(e), no notices of default issued by Seller with respect to any Franchise Agreement remain outstanding because the defaults identified in such notices have not been cured, and Seller has not waived any default by a Franchisee which could be adverse in any material respect to Seller.

(f) Except as set forth on Schedule 4.23(f), or except as set forth in Seller’s standard forms of domestic and international Franchise Agreement as in use from time to time, or except as may be granted by operation of law, Seller has not granted any Franchisee any Territorial Rights pursuant to which (i) Seller is restricted in any way in its right to own or operate, or license others to own or operate, any business or line of business; or (ii) the Franchisee is granted rights for the acquisition of additional franchises or expansion of the Franchisee's territory. Except as described in Schedule 4.23(f), no Franchisee's Territorial Rights conflict with the Territorial Rights of any other Franchisee. Except as set forth on Schedule 4.23(f), to the extent Seller granted any such Territorial Rights (whether or not disclosed or required to be disclosed herein), Seller has complied with such Territorial Rights and in the course of offering or selling franchises, Seller has not violated the Territorial Rights of any Franchisee.

(g) Since April 1, 2002, and except as set forth on Schedule 4.23(g), Seller has: (i) prepared and maintained in all material respects each of the Seller UFOCs in accordance with all Legal Requirements; (ii) filed and obtained registration of the offer and sale of the Franchises in all jurisdictions requiring such registration prior to any offers or sales of Franchises in such states and has filed all material changes, amendments, renewals thereto on a timely basis as required by Legal Requirements in such jurisdictions; (iii) filed all notice filings (including the filing of the Seller UFOC, as applicable) in all jurisdictions in which a notice filing is required to be filed prior to the offer and sale of franchises in such jurisdictions; (iv) filed all notices of exemption in all jurisdictions in which a notice filing is required in order to obtain an exemption from regulation as a "business opportunity" or to otherwise be subject to regulation under Legal Requirements in such jurisdictions absent such notice filing; and (v) sold no franchises during periods after the need for amendment arose (based on advice of Seller’s legal counsel) and before the prospective Franchisee had been in receipt of an amended Seller UFOC for the required period for redisclosure in the jurisdiction. The Seller UFOCs were prepared in all material respects in compliance with the UFOC Guidelines and/or other Legal Requirements and there were no material misrepresentations or misstatements of fact or omissions to state material information in any Seller UFOC necessary to make the statements made therein not misleading under the circumstances at the time Seller was using such Seller UFOC. Except as set forth on Schedule 4.23(g), Seller has never withdrawn its application or registration to offer and sell franchises from any jurisdiction.

(h) Except as disclosed in Schedule 4.23(h), the offer, sale, and administration of each Franchise Agreement complied in all material respects at the time such offer and sale was made and at all times since such Franchise Agreement became effective with all Legal Requirements.

(i) Except as listed or described in Schedule 4.23(i), Seller’s rights to receive payments from the Franchisee under each Franchise Agreement to which Seller is a party have not been subordinated by Seller and no provision regarding the calculation and payment of royalty fees in any Franchise Agreement has been waived, altered or modified in any material respect adverse to Seller.

(j) No Franchisee Organization exists among the Franchisees of Seller, except for the five-member Franchise Advisory Council that Seller appoints to advise Seller with respect to advertising matters.

(k) Except as set forth on Schedule 4.23(k), Seller has not offered or sold Franchises in any jurisdiction where the sale of any such Franchise violated any Legal Requirements of such jurisdiction. To Seller’s Knowledge, no Franchisee paid any consideration or signed any Franchise Agreement before the expiration of all applicable waiting periods. Except as set forth on Schedule 4.23(k), Seller has not offered rescission as would be required under any Legal Requirements arising from a possible violation of any Legal Requirements, and no Franchisee has asserted or exercised any statutory right of rescission arising from a violation of the Legal Requirements. Except as set forth on Schedule 4.23(k) and with the exception of routine comment letters from regulators, Seller has never received a stop order, revocation or withdrawal of approval or a license or exemption to offer and sell Franchises in any jurisdiction. Seller has never received an official notice, complaint, subpoena, request for information, or any form of formal or informal inquiry from any Governmental Authority regarding the offer or sale of Franchises. Seller has not participated in any remedial program directed towards its franchise selling practices administered by the National Franchise Council, the International Franchise Association, the Federal Trade Commission, any state or provincial authority, or any other public or private organization.

(l) Seller's Books and Records include all written communications and written memorialization of all material oral communications with franchise regulatory authorities regarding the Franchises that Seller has received or submitted since January 1, 2002, including without limitation all applications for initial registration, renewal applications, amendments, comment letters, approvals, licenses, consents, exemption filings, withdrawals, and undertakings regarding future changes in Seller's offering materials.

(m) Seller has delivered or made available to Buyer correct and complete copies of (i) all registrations, material advertising or promotional materials used by Seller subsequent to April 1, 2002, and (ii) the Seller UFOCs or agreements used by Seller or filed with any foreign or domestic administrative or regulatory agency or otherwise used by Seller in connection with the offer, sale and operation of Franchises in any jurisdiction (domestic or international) since April 1, 2002. To Seller’s Knowledge, Seller has not published any franchise recruitment advertising in violation of the Legal Requirements of any jurisdiction. Seller has effected timely filing of franchise recruitment advertising with the applicable governmental authority before publication and obtained any approvals or clearances, or received no comments requiring changes to the advertising materials that were not incorporated in the final copy.

(n) Schedule 4.16 contains a true and complete list of all currently effective Contracts with third party vendors or suppliers who have received the approval of Seller to act as providers of goods or services to the Franchisees. Excluding entertainment by vendors/suppliers or reimbursement for franchisee conventions or meetings in the ordinary course of business, Seller does not receive rebates, commissions, discounts or other payments or remuneration of any kind from such vendors or suppliers of such goods or services.

(o) To Seller's Knowledge, Seller is not in violation or default of any Franchise Agreement, nor has there occurred any event or condition which with the passage of time or giving of notice (or both) would constitute a material default by Seller of any Franchise Agreement under, or permit termination or rescission of, any such Franchise Agreement. Neither the execution of this Agreement nor the consummation of the transactions contemplated herein would result in a violation of or a default under, or give rise to a right of termination, modification, cancellation, rescission or acceleration of any obligation or loss of material benefits under, any Franchise Agreement. No consent or approval of any Franchisee is required by any Franchise Agreement in connection with the consummation of the transactions contemplated by this Agreement.

(p) Except as otherwise disclosed in Schedule 4.23(p, there are no material agreements or special arrangements with any Franchisee other than as set forth in the Franchise Agreements that Seller has provided to Buyer.

(q) Seller's use and administration of advertising contributions and fees made under the Franchise Agreements has at all times complied in all material respects with the provisions of all Franchise Agreements or other agreements made by Seller with respect to its use of the advertising contributions and fees, conforms with any descriptions of such activities contained in the Seller UFOCs and does not violate any Legal Requirements.

(r) Except as specified on Schedule 4.13(a), there is no action, proceeding, or investigation pending or, to Seller's Knowledge, threatened against or involving Seller with respect to any of its domestic or international Franchises, and to Seller's Knowledge, there is no basis for any such action, proceeding or investigation except for actions, proceedings or investigations that could not, in any individual case or in the aggregate, reasonably be expected to have a Material Adverse Effect on Seller. Seller is not subject to any Order entered in any lawsuit or proceeding which has or may have a Material Adverse Effect on its rights and interests in any Franchise Agreement. Except as set forth in Schedule 4.13(b) or Schedule 4.23(g), to Seller's Knowledge, there are not currently, nor have there ever been any administrative actions, cease and desist orders or other administrative actions affecting Seller by any federal or state agency which regulates Franchises.

(s) Except for the Real Property Lease and the lease for the Company Store, Seller is not a party to any leases of business premises nor has it entered into any guarantees in respect of leases held by Franchisees.

(t) All Persons acting as franchise salespersons and franchise sales brokers on behalf of Seller have been duly and timely registered and qualified in all jurisdictions where such registration or qualification is necessary. All information filed with such registrations about all such persons is accurate, true and complete in all material respects. All of the Domestic UFOCs accurately disclose in all material respects any relevant information about franchise brokers required in Items, 2, 3 and 4 thereof.

(u) Seller has informally trained all officers, agents, employees, brokers, salespersons, contractors and other representatives engaged in the offer and sale of Franchises on behalf of Seller in the requirements imposed by Legal Requirements.

(v) Seller obtained, has filed with the applicable jurisdictions and has retained in its records the consent of its accountants to publication of the financial statements set forth in the Seller UFOCs, and modified the Seller UFOCs to conform to any comments offered by the accountants prior to its distribution to prospective Franchisees.

4.24 Powers of Attorney. Except as set forth on Schedule 4.24, there are no outstanding powers of attorney executed by or on behalf of the Seller.

ARTICLE V

Representations and Warranties of Buyer and Parent

The Parent and Buyer, jointly and severally, hereby represent and warrant to the Seller that the statements contained in this Article V are correct and complete as of the date of this Agreement and will be correct and complete as of the Closing Date (as though made then and as though the Closing Date were substituted for the date of this Agreement throughout this Article V except to the extent any representation or warranty speaks as of a different date, which representations and warranties shall be true and correct only as of such date), except as set forth in the Disclosure Schedules attached hereto.

5.1 Existence and Good Standing; Authorization.

(a) Each of the Parent and Buyer is organized, validly existing and in good standing under the laws of its incorporation, organization or formation and, on the Closing Date will be duly qualified to conduct business in Texas.

(b) Each of the Parent and Buyer has all requisite corporate power and authority to execute and deliver this Agreement, to perform its obligations hereunder and to consummate the purchase of the Purchased Assets and the other transactions contemplated hereby. The execution, delivery and performance of this Agreement and the Escrow Agreement by each of the Parent and Buyer, the execution, delivery and performance of the Promissory Notes by the Parent, and the consummation by the Parent and Buyer of the transactions contemplated hereby, have been duly authorized and approved by their respective boards of directors, and no other corporate or stockholder action on the part of the Parent or Buyer is necessary to authorize the execution, delivery and performance of this Agreement or the Escrow Agreement by the Parent or Buyer, the execution, delivery and performance of the Promissory Notes by the Parent, or the consummation by either of them of the transactions contemplated by this Agreement. This Agreement has been duly executed and delivered by the Parent and Buyer and, assuming the due execution of this Agreement by the Seller, this Agreement constitutes a valid and binding obligation of each of the Parent and Buyer enforceable against the Parent and Buyer in accordance with its terms, subject to applicable bankruptcy, insolvency, reorganization, moratorium, receivership and similar laws affecting the enforcement of creditors’ rights generally, and general equitable principles. Upon the issuance and delivery of the Promissory Notes by the Parent at the Closing, the Promissory Notes will constitute the valid and binding obligations of the Parent, enforceable against the Parent in accordance with their respective terms, subject to applicable bankruptcy, insolvency, reorganization, moratorium, receivership and similar laws affecting the enforcement of creditors’ rights generally, and general equitable principles.

5.2 Consents and Approvals; No Violations. The execution and delivery of this Agreement and the Escrow Agreement by the Parent and Buyer, the execution and delivery of the Promissory Notes by the Parent, and the consummation of the transactions contemplated hereby and thereby do not and will not:

(a) violate or conflict with any provisions of the Organizational Documents of the Parent or Buyer;

(b) violate any Legal Requirement or Order of any court or Government Authority to which the Parent or Buyer is subject or by which any of their respective material properties or assets are bound;

(c) require any permit, consent or approval of, or the giving of any notice to, or filing with any Government Authority on or prior to the Closing Date; and

(d) except as set forth in Schedule 5.2, result in a violation or breach of, conflict with, constitute (with or without due notice or lapse of time or both) a default (or give rise to any right of termination, cancellation, payment or acceleration) under, or result in the creation of any Encumbrance upon any of the material properties or assets of the Parent or Buyer under any of the terms, conditions or provisions of any material note, bond, mortgage, indenture, license, franchise, permit, agreement, lease, franchise agreement or any other instrument or obligation to which the Parent or Buyer is a party, or by which it or any of their respective properties or assets may be bound; and excluding from the foregoing clauses (b), (c) and (d) permits, consents, approvals, notices and filings the absence of which, and violations, breaches and defaults the existence of which, would not impair to any material extent the ability of the Parent or Buyer to perform its obligations under this Agreement, or of Buyer to perform its obligations under the Escrow Agreement, any of the Assumed Contracts or to pay any of the Assumed Liabilities, or of the Parent to pay the Promissory Notes.

5.3 SEC Documents and Other Reports. Parent has timely filed with the SEC all documents required to be filed by it since December 31, 2005 under the Securities Act or the Exchange Act (the “Parent SEC Documents”). As of their respective filing dates, the Parent SEC Documents complied in all material respects with the requirements of the Securities Act or the Exchange Act, as the case may be, each as in effect on the date so filed, and at the time filed with the SEC none of the Parent SEC Documents contained any untrue statement of a material fact or omitted to state a material fact required to be stated therein or necessary to make the statements therein, in light of the circumstances under which they were made, not misleading. The financial statements of Parent included in the Parent SEC Documents complied as of their respective dates in all material respects with the then applicable accounting requirements and the published rules and regulations of the SEC with respect thereto, were prepared in accordance with GAAP (except in the case of the unaudited statements, as permitted by Form 10-Q under the Exchange Act) applied on a consistent basis during the periods involved (except as may be indicated therein or in the notes thereto) and fairly present in all material respects the consolidated financial position of Parent and its subsidiaries as at the dates thereof and the consolidated results of their operations and their consolidated cash flows for the periods then ended (subject, in the case of unaudited statements, to normal year-end audit adjustments and to any other adjustments described therein).

5.4 Litigation. Except as set forth in Schedule 5.4, there are no Proceedings pending, or, to the Knowledge of the Parent or Buyer, threatened which would prevent, enjoin, alter or materially delay any of the transactions contemplated by this Agreement, Buyer’s performance of the Assumed Contracts or payment of the Assumed Liabilities or the Parent’s payment of the Promissory Notes.

5.5 Brokers’ or Finders’ Fees. No agent, broker, firm or other Person acting on behalf of the Parent or Buyer is, or will be, entitled to any investment banking, commission, broker’s or finder’s fees from any of the parties hereto, or from any Person controlling, controlled by or under common control with any of the parties hereto, in connection with any of the transactions contemplated by this Agreement.

ARTICLE VI

Pre-Closing Covenants

6.1 Efforts to Closing. On the terms and subject to the conditions in this Agreement, Seller agrees to use its reasonable best efforts to take, or cause to be taken, all actions as may reasonably be necessary to consummate the transactions contemplated hereby and to cause the conditions set forth in Article IX to be satisfied, and Buyer agrees to use its reasonable best efforts to take, or cause to be taken, all actions as may reasonably be necessary to consummate the transactions contemplated hereby and to cause the conditions set forth in Article VIII to be satisfied. Without limiting the generality of the foregoing, Seller shall give or cause to be given any notices to third parties required to be given pursuant to the Real Property Lease and any Assumed Contract to which it is a party as a result of this Agreement or any of the transactions contemplated hereby. Seller shall use its reasonable best efforts to obtain prior to the Closing, and deliver to Buyer at or prior to the Closing, all consents, waivers and approvals required to be obtained under each Assumed Contract and Real Property Lease to which it is a party or by which it is bound, in form and substance reasonably acceptable to Buyer. Buyer shall use reasonable best efforts to cooperate with Seller in Seller’s efforts to obtain the aforementioned consents, including by providing such information as the other contracting parties may reasonably request.

6.2 Conduct of the Business. From the date of this Agreement until the Closing Date, Seller shall conduct the Business in the ordinary and normal course of business, consistent with past practice; make ordinary marketing, advertising, promotional and other budgeted expenditures and implement ordinary pricing and promotional strategies in amounts generally comparable with the level of such strategies for the 12-month period ended December 31, 2006; and use commercially reasonable efforts to preserve and maintain the ongoing operations, organization and assets of the Business and maintain the goodwill of the Business’s franchisees, customers and others having business relations with the Seller. Further, and without limiting the generality of the foregoing, during the period from the date hereof to the Closing Date, except as may be first approved by the Parent in writing, or as is otherwise expressly permitted or required by this Agreement, the Seller shall not:

(a) Cancel, encumber, or in any way discharge, terminate, adversely modify or amend or impair the Real Property Lease or any Assumed Contract other than in the ordinary course of business, or commit any act or fail to take any action that would cause a material breach of any such Assumed Contract or the Real Property Lease;

(b) Except for refunds described in Schedule 6.2(b)(i) and royalty relief described in Schedule 6.2(b)(ii), waive, modify, alter, reduce or compromise any amounts payable by any Franchisee;

(c) Sell or dispose of any of the Purchased Assets except for immaterial sales or other dispositions in the ordinary course of business;

(d) Create or suffer or permit the creation of any Encumbrance (other than Permitted Encumbrances) on any of the Purchased Assets or with respect thereto, unless such Encumbrance will be discharged prior to Closing;

(e) Take any action that would prevent Seller from consummating the transactions contemplated in this Agreement;

(f) Knowingly violate any applicable law, statute, rule, governmental regulation or order of any court or governmental regulatory authority (whether federal, state or local);

(g) Make any capital commitment or addition to property, plant or equipment of the Seller, individually or in the aggregate, in excess of $10,000, other than those to be paid for in full prior to Closing;

(h) Take, or fail to take, any other action which would reasonably be expected to result in a material breach or inaccuracy in any of the representations or warranties of Seller contained in this Agreement;

(i) Except for receipt of initial Store franchise fees and/or international master franchise fees in the ordinary course of business, consistent with past practices, and on the same terms that Seller would offer if Seller intended to continuing operating the Business , enter into any transaction whereby Seller receives an advance or lump sum payment that provides value or a discount to future value for a period in excess of six months; and

(j) Agree or commit, whether in writing or otherwise, to take any of the actions specified in the foregoing clauses.

6.3 Access and Investigation. The Seller will permit the Parent, Buyer and its appropriate Representatives to have reasonable access, prior to the Closing Date, to the properties and to the Books and Records of the Seller during normal working hours and upon reasonable notice, to familiarize itself with the Seller’s properties, business and operating and financial conditions. As promptly as practicable after the end of each month ended after the date of this Agreement and prior to the Closing Date, the Seller shall deliver to the Parent unaudited financial statements of the Seller as at and for the year through the end of the most recently completed fiscal month (each such report, an “Other Interim Report”).

6.4 Employee Benefits and Severance Packages. Promptly after the parties execute and deliver this Agreement, Buyer shall offer employment to active employees of Seller on terms and conditions reasonably acceptable to Buyer and Seller. Employees who accept such offers will be “Transferred Employees.” At such time, Buyer shall enter into individual employment agreements with Transferred Employees which such agreements shall contain negotiated severance benefits. If an employee of Seller is on medical or other Seller-approved leave as of the Closing Date, Buyer shall offer employment to such employees who present themselves for work with Buyer within (6) months of the Closing Date and such employees shall become Transferred Employees.

6.5 Negotiation of Dull Payment. Unless Buyer decides to make the Dull Payment in accordance with the letter that establishes the payment, Buyer will meet with Chris Dull promptly after the parties execute and deliver this Agreement and negotiate and document a revision of the Dull Payment’s terms that are mutually acceptable to Buyer and Mr. Dull.

6.6 Exclusivity. Seller agrees that neither it nor any of its officers or directors shall, and that it shall use commercially reasonable best efforts to cause its employees, agents and representatives (including any investment banker, attorney or accountant retained by it) not to (and shall not authorize any of them to) directly or indirectly: (i) solicit, initiate, knowingly encourage or knowingly facilitate any inquiries with respect to, or the making, submission or announcement of, any offer or proposal from any Person (other than Buyer or Parent) concerning any proposal for a merger, sale of substantial assets (including the license of any assets), sale of shares of stock or securities, business combination, or other takeover or business combination transaction involving any Seller (an “Acquisition Proposal”); (ii) participate in any discussions or negotiations regarding, or furnish to any Person any nonpublic information with respect to, or otherwise cooperate in any respect with, any Acquisition Proposal; (iii) engage in discussions with any Person with respect to any Acquisition Proposal (except to inform such Person that these restrictions exist); (iv) approve, endorse or recommend any Acquisition Proposal; or (v) enter into any letter of intent or similar document or any contract, agreement or commitment contemplating any Acquisition Proposal or transaction contemplated thereby. The Seller will immediately cease any and all existing activities, discussions or negotiations with any third parties conducted heretofore with respect to any Acquisition Proposal.

6.7 Change of Name. On or before the Closing Date, Seller shall, (a) amend its Organizational Documents and take all other actions necessary to change its name to a name that does not include the words “Marble Slab Creamery” or any combination of those words and (b) take all actions requested by Buyer to enable Buyer to change its name to Seller’s present name, and to discontinue use of that name other than as permitted under the Franchise Agreement for the Company Store to be executed and delivered at the Closing.

6.8 Notice of Developments. The Seller shall promptly advise the Buyer, and each of the Parent and Buyer shall promptly advise the Seller, in writing of any (a) event, circumstance or development that results (or would result on the Closing Date) in a breach of any representation or warranty made by it in this Agreement and (b) any material failure of the Seller, Parent or Buyer, as applicable, as the case may be, to comply with or satisfy any condition or agreement to be complied with or satisfied by it hereunder; provided that no disclosure pursuant to this Section 6.8 shall be deemed to amend or supplement any provision of this Agreement or any disclosure schedule hereto, or to prevent or cure any misrepresentation, breach of warranty or breach of covenant.

6.9 Advisory Services. Parent agrees that as of the Closing, Ronald J. Hankamer, Sr. shall be appointed to serve on Parent’s board of advisors for a period of at least 12 months following closing for a fee of $50,000 per year (payable quarterly in advance) and reimbursement of expenses to attend meetings held outside Houston, Texas.

6.10 Continuation of Business

(a) To the extent information becomes available before the Closing Date, Seller will use its best efforts to complete the updating of the Domestic UFOC and the form of Franchise Agreement for domestic Marble Slab Creamery stores to include information regarding Seller’s business and the Marble Slab Creamery franchise program at December 31, 2006 and for the fiscal year then ended.

(b) Buyer shall, with Seller’s cooperation, (i) revise the Domestic UFOC to include information required under the UFOC Guidelines concerning Buyer, Parent and any changes in the domestic franchise program Buyer intends to make, (ii) alert state franchise administrators about the pending change of ownership of the Marble Slab Creamery franchise system and determine which states, if any, will permit Buyer to “tack” the registration of its franchise program onto Seller’s existing registrations, and (iii) prepare and file amendments to the Domestic UFOC with appropriate state franchise administrators.

(c) Buyer shall, with Seller’s cooperation, amend the Korea disclosure document and the disclosure document relating to any pending international franchise transaction that does not close prior to the Closing Date to include required information about Buyer, Parent and any changes Buyer intends to make in the documentation for international franchises.

(d) Seller shall cooperate with Buyer to minimize the possibility that any prospective Franchisee will decide not to consummate a pending domestic or international transaction on account of Seller’s sale or Buyer’s acquisition of the Marble Slab Creamery franchise system.

(e) Parent and Buyer shall have the right to review in advance, and, Seller shall consult with Parent and the Buyer on, all correspondence with the Franchisees related to this Agreement and the transactions contemplated hereby, and the information that appears in any amendment to the Domestic UFOCs filed with the relevant Governmental Authorities in connection with this Agreement and the transactions contemplated hereby. Seller shall keep Parent and the Buyer reasonably apprised of the status of matters relating to the amendment to the Domestic UFOCs and any correspondence with its Franchisees related to this Agreement and the transactions contemplated hereby.

6.11 Intellectual Property. The Seller agrees to use its commercially reasonable efforts to take, or cause to be taken all actions as Buyer may reasonably request or as may be otherwise necessary to assist with the registration and transfer of all foreign trademarks set forth on Schedule 6.11.

6.12 Public Disclosure or Communications. Between the date of this Agreement and the Closing Date, except to the extent required by applicable Legal Requirements (including, without limitation, the UFOC Guidelines and the rules of the Nasdaq Global Market and securities laws applicable to Parent), none of the Parent, Buyer, Seller or any Stockholder shall issue any press release or public announcement of any kind concerning the transactions contemplated by this Agreement without the prior written consent of the Parent and Seller; and, in the event any such public announcement, release or disclosure is required by applicable Legal Requirements (including, without limitation, the rules of the Nasdaq Global Market and securities laws applicable to Parent), Parent will provide, to the extent practicable under the circumstances, Seller reasonable opportunity to comment on any such announcement, release or disclosure prior to the making thereof. Each of Parent, Seller and the Stockholders acknowledge and agree that Parent shall be required to file a Current Report on Form 8-K disclosing the transactions contemplated by this Agreement and attaching as an exhibit thereto a copy of this Agreement.

ARTICLE VII

Post-Closing Covenants

7.1 Approval of Purchaser of Company Store. Buyer acknowledges that Seller and the Stockholders intend to sell the business and assets of the Company Store to a successor franchisee as promptly as practicable after the Closing Date. Buyer agrees to evaluate the qualifications of each purchaser candidate in accordance with standards substantially similar to those Seller has previously used to evaluate transferees and sale terms, to act reasonably in applying those standards, and not to unreasonably withhold Buyer’s approval of a proposed purchaser or sale.

7.2 Transfer Taxes. All stamp, transfer, documentary, sales and use, registration and other similar taxes and fees (including any penalties and interest) incurred in connection with this Agreement and the transactions contemplated hereby (collectively, the “Transfer Taxes”) shall be paid by Buyer, and Buyer shall properly file on a timely basis all necessary Tax Returns and other documentation with respect to all Transfer Taxes. The provisions of this Section 7.2 and no other provision, shall govern the economic burden of Transfer Taxes.

7.3 Noncompetition and Nonsolicitation.

(a) For a period of three years from the date of this Agreement, Seller will not directly or indirectly, on its own belief, as an agent of, on behalf of or in conjunction with, or as a member, partner or shareholder of, any other firm, corporation or other entity or Person:

(i) own, operate or control, or participate in the ownership, operation or control of, or have any financial interest in, any business that manufactures or sells, at wholesale or retail, through company-owned or franchised stores, ice cream, milk shakes, sundaes, smoothies, frozen yogurt, sorbet and other frozen desserts or frozen dessert drinks, if any or all such products comprise ten percent (10%) or more of the business’ products, as measured by gross sales of the products sold by such business; provided, however, that the foregoing shall not restrict Seller from owning up to five (5%) percent of the outstanding voting securities of any company which is listed on any recognized public stock exchange or Nasdaq; or

(ii) induce any former employee, franchisee, independent contractor, manufacturer or supplier of Seller to terminate his or her employment or relationship, as applicable, with Buyer or Parent or their Affiliates.

(b) Notwithstanding the foregoing, Section 7.3(a) shall not be deemed to prohibit Seller from entering into a transaction in which (i) Seller acquires the stock or assets of another entity that is involved in the quick service food business, not involving ice cream as a primary menu item. For purposes of avoiding doubt, this Section shall not be deemed (1) to prohibit Seller from operating the Company Store, so long as such operations do not involve marketing, selling or supporting of franchises; or (2) to impose any independent restriction on an acquirer of the Company Store.

(c) Buyer will be entitled (without limitation of any other remedy) to specific performance and/or injunctive relief with respect to any breach or threatened breach of the covenants in this Section, without the need to post any bond. If any court of competent jurisdiction at any time deems the time periods for the foregoing covenants too lengthy or the scope of the covenants too broad, the restrictive time periods will be deemed to be the longest period permissible by law, and the scope will be deemed to comprise the broadest scope permissible by law under the circumstances. It is the intent of the parties to protect and preserve the Business and the Purchased Assets and therefore the Parties agree and direct that the time period and scope of the foregoing covenants will be the maximum permissible duration (not to exceed four years) and size.

(d) Notwithstanding the generality of Section 7.3(a), nothing in this Section 7.3 is intended, and will not be interpreted, to enlarge or otherwise modify the obligations of Ronald J. Hankamer, Sr., Ronald J. Hankamer, Jr. or Richard A. Hankamer under their separate Noncompetition and Nonsolicitation Agreements with Buyer that Section 8.7 of this Agreement requires.

7.4 Further Assurances. From time to time following the Closing, Buyer shall execute and deliver, or cause to be executed and delivered, to Seller or the Stockholders such other instruments and documents as Seller or the Stockholders may reasonably request or as may be otherwise necessary to more effectively consummate the transactions contemplated hereby. Following the Closing, the Seller and the Stockholders agree to forward to Buyer any correspondence or other communications addressed to the Seller received by it that relates to the Purchased Assets or Assumed Liabilities.

7.5 Audit. The Seller shall, at Buyer’s expense, use commercially reasonable efforts to cause Harper & Pearson Company to (x) audit the financial statements for 2006 in a manner meeting the requirements of Regulation S-X under the Securities Act of 1933, as amended (the “SEC Financial Statements”); and (y) review pro forma financial statements that Parent intends to file in reports filed pursuant to the Exchange Act, including, but not limited (i) consenting to the proper use of its report(s) on the audited financial statements included in the SEC Financial Statements; and (ii) performing a SAS 100 review of any unaudited financial statements included in the SEC Financial Statements. In connection with the foregoing, the Seller shall use its reasonable efforts to assist the Buyer in the preparation of such SEC Financial Statements, at Buyer’s expense, including without limitation providing the Buyer’s authorized representatives with full access during normal business hours, and in a manner so as not to interfere with the normal business operations of the Seller, to all relevant books, records, work papers, information and employees and auditors of such Persons, to the extent necessary in connection with the preparation of any such SEC Financial Statements.

7.6 Confidentiality. From and after the date hereof, for a period of five (5) years, Seller shall, and shall cause each of its Affiliates to, treat as confidential and use commercially reasonable efforts to safeguard and not to use, except as expressly agreed in writing by Buyer, any and all Seller’s Information included within the Purchased Assets, including the Intellectual Property, in each case using the standard of care necessary to prevent the unauthorized use, dissemination or disclosure of such Seller’s Information; provided, that from and after the date hereof until the Closing, this provision shall not restrict Seller from using such Seller’s Information in the ordinary course of business, consistent with past practice. For purposes of this Section 7.6, from and after the date hereof, confidential information included within the Purchased Assets shall be deemed to be “Seller’s Information” notwithstanding the fact that such information was available to or in the possession of Seller or any of its Affiliates prior to the Closing.

7.7 Insolvency. From the time of execution of this Agreement through the 180th day after the Closing Date, Seller shall not commence a voluntary case under any provision of any applicable bankruptcy, insolvency or other similar law now or hereafter in effect, or take any action to assist in or consent to the entry of an order for relief in an involuntary case under any such law or consent to the appointment of or taking possession by a receiver, or trustee or other custodian for all or a substantial part of Seller’s property.

7.8 Tangible Net Worth. From and after the Closing Date and continuing for a period of twelve (12) months thereafter, Seller shall maintain a tangible net worth (as determined in accordance with GAAP consistently applied) of at least $500,000 at all times. Seller also agrees that upon reasonable request of Buyer, but no more than quarterly, to provide certification, in a form reasonable acceptable to Buyer, evidencing Seller’s continuing compliance with this covenant. If at any time Seller’s tangible net worth is less than $500,000, Seller shall immediately notify Buyer of such occurrence and take immediate steps to reestablish compliance with the covenant.

ARTICLE VIII

Conditions Precedent to Buyer’s Obligation to Close.

Buyer’s obligation to purchase the Purchased Assets and to take the other actions required to be taken by Buyer at the Closing is subject to the satisfaction, at or prior to the Closing, of each of the following conditions (any of which may be waived by Buyer, in whole or in part):

8.1 Truth of Representations and Warranties. The representations and warranties of the Seller contained in this Agreement that are qualified as to materiality shall be true and correct, and those not so qualified shall be true and correct in all material respects, as of the date of this Agreement and on and as of the Closing Date, except to the extent that any such representation or warranty expressly relates to an earlier date, in which case such representation and warranty qualified as to materiality shall be true and correct, and such representation and warranty not so qualified shall be true and correct in all material respects, as of such earlier date.

8.2 Performance of Agreements. Each of the covenants and agreements of the Seller to be performed or complied with by it at or prior to the Closing Date pursuant to the terms hereof, shall have been performed or complied with in all material respects.

8.3 Certificate. The Seller shall have delivered (and caused to be delivered) to the Buyer a certificate, dated the Closing Date and executed by or on behalf of the Seller, certifying as to the satisfaction of the conditions set forth in Sections 8.1 and 8.2 of this Agreement.

8.4 No Injunction. No court or other Government Authority shall have issued an Order, which shall then be in effect, restraining or prohibiting the completion of the transactions contemplated hereby.

8.5 Governmental and Other Approvals. All of the governmental and third-party consents and approvals set forth on Schedule 8.5 shall have been received and shall be in full force and effect. The Buyer shall have received copies of releases of all Encumbrances (other than Permitted Encumbrances) against any asset, property or right of the Purchased Assets.

8.6 No Material Adverse Effect. From the date hereof to the Closing Date, there shall not have occurred any event, circumstance or effect that has had or would reasonably be expected to have a Material Adverse Effect.

8.7 Non-Compete. Each of Ronald J. Hankamer, Sr., Ronald J. Hankamer, Jr. and Richard A. Hankamer shall have entered into agreements, in form and substance reasonably acceptable to Buyer, not to (1) engage in any aspect of the ice cream industry or the franchising of specialty dessert products or (2) solicit any of the Seller’s existing or prospective Franchisees, including the parties to the Franchise Agreements listed on Schedule 4.16(a), for a period of [three](3) years after the Closing Date. In consideration for entering into such agreement, the Buyer shall pay Ronald J. Hankamer $25,000 cash on the first day of each year the covenants remain in effect. In consideration of entering into such agreements, the Buyer shall pay each of Messrs. Ronald J. Hankamer, Jr. and Richard A. Hankamer $12,500 cash on the first day of each year the covenants remain in effect. Each such agreement shall be in full force and effect as of the Closing.

8.8 Store Franchise Agreement. Seller shall have entered into a standard form of Franchise Agreement to operate the Company Store as a franchised Store, and such agreement shall be in full force and effect as of the Closing.

8.9 Escrow Agreement. Buyer, Seller, Parent and Wilmington Trust Company shall have entered into an escrow agreement, in the form attached as Exhibit 8.9 (the “Escrow Agreement”), and such agreement shall be in full force and effect as of the Closing.

8.10 Closing Deliverables. In addition to any other documents to be delivered or actions to be taken under other provisions of this Agreement, at the Closing, Seller shall deliver to Buyer:

(i) One or more executed bills of sale in form and substance reasonably satisfactory to Buyer transferring to Buyer all Personal Property included in the Purchased Assets.

(ii) One or more executed assignment and assumption agreement(s) in form and substance reasonably satisfactory to Buyer assigning to Buyer the Assumed Contracts and the Real Property Lease.

(iii)  A certified copy of the resolutions of Seller authorizing the execution, delivery, and performance of this Agreement and the Escrow Agreement by Seller and the consummation of the transactions provided for herein.

(iv) An executed assignment and assumption of the Intellectual Property, in form and substance reasonably acceptable to Buyer.

(v) A non-foreign affidavit dated as of the Closing Date, sworn under penalty of perjury and in the form required under treasury regulations issued pursuant to Code §1445 stating that Seller is not a foreign person as defined in Code §1445.

(vi)  An estoppel letter from the landlord under the Real Property Lease, in form and substance reasonably satisfactory to Buyer.

ARTICLE IX

Conditions Precedent to Seller’s Obligation to Close

All obligations of the Seller under this Agreement are subject to the fulfillment of each of the following conditions, any or all of which may be waived in whole or in part by the Seller, in its sole discretion:

9.1 Truth of Representations and Warranties. The representations and warranties of the Parent and Buyer contained in this Agreement that are qualified as to materiality shall be true and correct, and those not so qualified shall be true and correct in all material respects, as of the date of this Agreement and on and as of the Closing Date, except to the extent that any such representation or warranty expressly relates to an earlier date, in which case such representation or warranty that is qualified as to materiality shall be true and correct, and such representation and warranty not so qualified shall be true and correct in all material respects, as of such earlier date.

9.2 Performance of Agreements. Each of the covenants and agreements of the Parent and Buyer to be performed or complied with by the Parent or Buyer at or prior to the Closing Date pursuant to the terms hereof shall have been duly performed or complied with by each of the Parent and Buyer in all material respects.

9.3 Certificate. The Parent and Buyer shall have delivered to the Seller a certificate, dated the Closing Date and executed by a duly authorized officer on behalf of the Parent and Buyer, certifying as to the satisfaction of the conditions set forth in Sections 9.1 and 9.2 of this Agreement.

9.4 No Injunction. No court or other Government Authority shall have issued an Order, which shall then be in effect, restraining or prohibiting the completion of the transactions contemplated hereby.

9.5 Governmental and Other Approvals. All of the governmental and third-party consents and approvals set forth on Schedule 8.5 shall have been received and shall be in full force and effect.

9.6 Escrow Agreement. Buyer, Parent and Wilmington Trust shall have entered into the Escrow Agreement and Buyer shall have delivered $5,100,000 to Wilmington Trust Company for deposit into an interest-bearing escrow account established pursuant to the terms of the Escrow Agreement, and such agreement shall be in full force and effect as of the Closing.

9.7 Dull Compensation. Buyer shall have paid to Chris Dull, Vice President, Franchise Development of Seller, an amount that satisfies severance or other special compensation obligations owed by Seller to Dull on the Closing Date (the “Dull Payment”) and shall have delivered to Seller a full release by Mr. Dull of any further claims against Seller or any of the Stockholders with respect to the Dull Payment.

9.8 Closing Deliverables. At the Closing, Buyer shall deliver to Seller the following:

(a) The Purchase Price as provided in Sections 3.2 and 3.3, including the Promissory Notes.

(b) One or more assignment and assumption agreement(s) assuming the Assumed Contracts and the Assumed Liabilities executed by Buyer, in form and substance reasonably satisfactory to Seller.

(c) A certified copy of the resolutions of Buyer authorizing the execution, delivery and performance of this Agreement and the Escrow Agreement by Buyer and the consummation of the transactions provided for herein.

(d) A certified copy of the resolutions of Parent authorizing the execution and delivery of this Agreement and the Escrow Agreement by Parent, the performance of Parent’s obligations under this Agreement and the Escrow Agreement, and the execution, delivery and payment of the Promissory Notes.

ARTICLE X

Termination.

10.1 Right to Terminate. This Agreement and the transactions contemplated hereby may be terminated at any time prior to the Closing:

(a) by the mutual written consent of Buyer and the Seller;

(b) by either Buyer or the Seller if the Closing shall not have occurred by February 28, 2007 (the “Termination Date”);

(c) by either Parent or the Seller if a court of competent jurisdiction or other Governmental Entity shall have issued a nonappealable final order, decree or ruling or taken any other action, in each case having the effect of permanently restraining, enjoining or otherwise prohibiting the transactions contemplated hereby, except if the party relying on such order, decree or ruling or other action has not complied with its obligations under this Agreement;

(d) by the Seller, if there has been a breach of any representation, warranty, covenant or agreement on the part of Parent or Buyer set forth in this Agreement that causes the conditions set forth in Article IX to become incapable of fulfillment by the Termination Date, unless waived by the Seller;

(e) by Parent or Buyer, if there has been a breach of any representation, warranty, covenant or agreement on the part of the Seller set forth in this Agreement that causes the conditions set forth in Article VIII to become incapable of fulfillment by the Termination Date, unless waived by Buyer or Parent;

provided, however, that the party exercising its right to so terminate this Agreement pursuant to Section 10.1(b), 10.1(d) or 10.1(e) shall not have been responsible for such failure for the Closing to occur through a material breach of any of its representations, warranties, covenants or agreements contained in this Agreement.

10.2 Effect of Termination. In the event of the termination of this Agreement as provided in this Article X, this Agreement shall become null and void and of no further force or effect, and there shall be no liability or obligation hereunder on the part of the Seller, the Stockholders, the Parent or Buyer, or any of their respective directors, officers, employees, members, partners, Affiliates, agents, representatives, heirs, administrators, executors, successors or assigns, except (i) the provisions of this Agreement relating to the Confidentiality Agreement and (ii) the obligations of the parties to this Agreement under Article XII hereof (except Section 12.10) and this Section 10.2 shall survive any such termination. Notwithstanding the foregoing, nothing herein shall relieve any party from liability for any breach of any of its covenants or agreements or breach of its representations or warranties contained in this Agreement prior to termination of this Agreement.

ARTICLE XI

Indemnification; Remedies

11.1 Survival. All representations and warranties made by the Seller, Parent or Buyer, herein, or in any certificate, schedule or exhibit delivered pursuant hereto, shall survive the Closing and continue in full force and effect until the corresponding day of the 18-month following the Closing Date (the “Survival Date”), other than in the case of fraud and except as to any matters with respect to which a bona fide written claim shall have been made or action at law or in equity shall have been commenced before such date, in which event survival shall continue (but only with respect to, and to the extent of, such claim or action); provided, however, that the representations and warranties (i) in Section 4.10 shall survive and remain in full force and effect until 30 days after the expiration of the applicable statutes of limitations for the assessment of Taxes (including all periods of extension, whether automatic or permissive) and (ii) in Sections 4.1, 4.2, 4.6, 4.7, 4.21, 5.1, 5.3 and 5.5 (the “Core Representations”) shall survive and remain in full force and effect indefinitely. Each covenant and agreement of Seller and Buyer contained in this Agreement, which by its terms is required to be performed after the Closing Date, shall survive the Closing and remain in full force and effect until such covenant or agreement is performed.

11.2 Indemnification by Seller and Stockholders. Subject to the limitations set forth in this Article XI, the Sellers and the Stockholders, jointly and severally, shall indemnify, defend and hold harmless Buyer, its managers, members, officers, directors, agents, attorneys and employees, (hereinafter “Buyer Indemnified Parties”) from and against any and all Damages incurred or sustained by Buyer Indemnified Parties as a result of:

(a) the breach of any representation or warranty of Seller contained in this Agreement or in any certificate or other instrument furnished to Buyer pursuant to this Agreement;

(b) the breach of, default under or nonfulfillment of any covenant, obligation or agreement of Seller under this Agreement or the agreements and instruments contemplated herein;

(c) a claim for Damages asserted with respect to the ownership or use of the Excluded Assets;

(d) any liability that is not an Assumed Liability, including the Excluded Liabilities;

(e) amounts paid by the Buyer or its Affiliates in respect of Contingent Initial Fee Refunds to the extent such amounts exceed the amount of the funds released from the Escrow Accounts (based on the balance of such accounts as of the Closing Date) to the Buyer, if any (it being agreed among the parties that Buyer agrees to delay making any such claim until the balance of the Escrow Accounts as of the Closing Date have been distributed and the funds released to Buyer are insufficient to satisfy Contingent Initial Fee Refunds (and Seller shall not object to such delay in making a claim)); or

(f) any and all actions, suits, or proceedings, incident to any of the foregoing.

11.3 Indemnification by Buyer. Subject to the limitations set forth in this Article XI, Buyer will indemnify, timely defend and hold harmless the Seller, the Stockholders and Seller’s managers, officers, directors, agents, attorneys and employees (hereinafter “Seller Indemnified Parties” and, together with each of the Buyer Indemnified Parties, an “Indemnified Party”) from and against any and all Damages incurred or sustained by any of the Seller Indemnified Parties as a result of:

(a) the breach of any representation or warranty of Buyer contained in this Agreement or any certificate or other instrument furnished by Buyer pursuant to this Agreement;

(b) the breach of, default under of nonfulfillment of any covenant, obligation or agreement of Buyer under this Agreement or in the agreements and instruments contemplated herein;

(c) the operation of the Business and the ownership of the Purchased Assets by Buyer following the Closing; including actions that Buyer takes or fails to take after the Closing with respect to any Franchisee or group of Franchisees, provided the Indemnified Party did not participate in or condone Buyer’s action or inaction;

(d) any Assumed Liability, and

(e) any and all actions, suits, or proceedings incident to any of the foregoing.

11.4 Limitation on Liability.

(a) Neither Seller, the Stockholders nor Buyer shall have any liability for Damages under, respectively, Section 11.2(a) or Section 11.3(a), and neither the Seller Indemnified Parties nor the Buyer Indemnified Parties shall have the right to seek indemnification under, respectively, Section 11.2(a) or Section 11.3(a) until the aggregate amount of the Damages incurred exceeds $250,000.00 (the “Minimum Loss”), provided that the Minimum Loss shall not apply to any Damages (and there shall be first-dollar liability) resulting from any breach or misrepresentation of the Core Representations and Section 4.10. After the Minimum Loss is exceeded, the Indemnified Party shall be entitled to indemnification for the entire amount of its Damages in excess of the Minimum Loss, subject to the limitations on recovery and recourse set forth in this Article XI.

(b) The aggregate liability of Seller, on the one hand, and Buyer, on the other, for all Damages under Section 11.2(a) or Section 11.3(a), as applicable, shall not exceed the Purchase Price (the “Cap”). The limitations set forth in this Section 11.4 or elsewhere in this Article XI shall not apply in the case of fraud.

11.5 Other Indemnification Provisions.

(a) To the extent that any representations and warranties of Seller or Buyer, as applicable, have been breached, thereby entitling the non-breaching party to indemnification pursuant to Section 11.2 and Section 11.3 hereof, subject to the limitations in Section 11.4, it is expressly agreed and acknowledged by the parties that solely for purposes of calculation of Damages in connection with any right to indemnification, the representations and warranties of Seller and Buyer, as applicable, that have been breached shall be deemed not qualified by any references therein to materiality generally or to whether or not any breach or inaccuracy results in a Material Adverse Effect.

(b) Following the Closing, the parties’ rights to indemnification pursuant to this Article XI shall, except for equitable relief and specific performance of covenants that survive Closing and for claims under Section 12.3 of this Agreement, be the sole and exclusive remedy available to the parties with respect to any matter arising under or in connection with this Agreement or the transactions contemplated hereby, other than for claims of fraud.

11.6 Procedure for Indemnification - Third Party Claims.

(a) Any Indemnified Party making a claim for indemnification under this Article XI shall notify the indemnifying party (an "Indemnitor") of the claim in writing promptly after receiving written notice of any action, lawsuit, proceeding, investigation or other claim against it (if by a third party), describing the claim, the amount thereof (if known and quantifiable), and the basis thereof; provided that the failure to so notify an Indemnitor shall not relieve the Indemnitor of its obligations hereunder except to the extent that (and only to the extent that) such failure shall have caused the damages for which the Indemnitor becomes obligated to be greater than such damages would have been had the Indemnified Party given the Indemnitor prompt notice hereunder. Any Indemnitor shall be entitled to participate in the defense of such action, lawsuit, proceeding, investigation or other claim giving rise to an Indemnified Party's claim for indemnification at such Indemnitor's expense, and at its option (subject to the limitations set forth below) shall be entitled to assume the defense thereof by appointing counsel reasonably acceptable to the Indemnified Party to be the lead counsel in connection with such defense; provided further that, prior to the Indemnitor’s assuming control of such defense it shall first verify to the Indemnified Party in writing that such Indemnitor shall be fully responsible (with no reservation of any rights) for the entirety of all liabilities and obligations relating to such claim for indemnification and that it will provide full indemnification (whether or not otherwise required hereunder) to the Indemnified Party with respect to such action, lawsuit, proceeding, investigation or other claim giving rise to such claim for indemnification hereunder; and provided further, that:

(i) the Indemnified Party shall be entitled to participate in the defense of such claim and to employ counsel of its choice for such purpose; provided that the fees and expenses of such separate counsel shall be borne by the Indemnified Party, except that the Indemnitor shall pay fees and expenses of separate counsel to the Indemnified Party that (x) are incurred prior to the date the Indemnitor effectively assumes control of such defense or (y) are incurred by the Indemnified Party because the Indemnitee is also a party to such action and the Indemnified Party determines in good faith that joint representation would be inappropriate;

(ii) the Indemnitor shall not be entitled to assume control of such defense and shall pay the fees and expenses of counsel retained by the Indemnified Party if (A) the claim for indemnification relates to or arises in connection with any criminal proceeding, action, indictment, allegation or investigation; (B) the Indemnified Party reasonably believes an adverse determination with respect to the action, lawsuit, investigation, proceeding or other claim giving rise to such claim for indemnification would be detrimental to or materially injure the Indemnified Party's reputation or future business prospects; (C) the claim seeks an injunction or equitable relief against the Indemnified Party; (D) upon petition by the Indemnified Party, the appropriate court rules that the Indemnitor failed or is failing to vigorously prosecute or defend such claim; or (E) the Indemnified Party reasonably believes that the Loss relating to such claim for indemnification could exceed the maximum amount that such Indemnified Party could then be entitled to recover under the applicable provisions of Article XI; and

(b) if the Indemnitor assumes control of the defense of any such claim, the Indemnitor shall obtain the prior written consent of the Indemnified Party before entering into any settlement of a claim or ceasing to defend such claim if, pursuant to or as a result of such settlement or cessation, injunctive or other equitable relief will be imposed against the Indemnified Party or if such settlement does not expressly and unconditionally release the Indemnified Party from all liabilities and obligations with respect to such claim, with prejudice.

11.7 Procedure for Indemnification - Other Claims. In the event any Indemnified Party should have a claim against any Indemnitor that does not involve a third party claim being asserted against or sought to be collected from the Indemnified Party, the Indemnified Party shall deliver notice of such claim with reasonable promptness to the Indemnitor, stating the basis or grounds in this Agreement for the indemnity and the amount of the Indemnified Party’s claim to the extent then known and quantifiable. The Indemnitor shall have thirty (30) calendar days after its receipt of such claim to (i) agree to the amount or method of determination set forth in such claim and pay such amount to the Indemnified Party in immediately available funds or (ii) provide the Indemnified Party with written notice that it disputes either its obligation to provide the indemnification sought in such notice or the amount of the Indemnified Party’s claim. If the Indemnitor does not notify the Indemnified Party within thirty (30) calendar days following its receipt of such notice that Indemnitor disputes its liability to the Indemnified Party with respect to such claim, such claim specified by the Indemnified Party in such notice shall be conclusively deemed a liability of the Indemnitor. If the Indemnitor delivers a notice disputing the basis for or amount of the claim, the Indemnitor and the Indemnified Party shall negotiate in good faith to resolve the matter. In the event that the controversy is not resolved within twenty (20) calendar days of the giving of a notice by the Indemnitor disputing the claim, the parties thereafter may pursue any and all available remedies at law (subject to the limitations and conditions provided in this Agreement).

11.8  Indemnification Mechanics. In the event any Buyer Indemnified Party is entitled to indemnification pursuant to this Article XI for Damages described in such Claim Notice, such Buyer Indemnified Party shall be entitled to obtain payment from the Seller or, to the extent the Seller has distributed the Purchase Price to the Stockholders, from the Stockholders. If the Seller or the Stockholders, as the case may be, fails to satisfy such indemnification claim on or before the Maturity Date of the Second Note, the Buyer Indemnified Party shall have the right to pursue payment of the claim against the Escrow Amount in accordance with the procedures and with the consequences stated in the Escrow Agreement.

ARTICLE XII

MISCELLANEOUS

12.1 Notices. All notices, consents, waivers, and other communications under this Agreement must be in writing and will be deemed to have been duly given when (a) delivered by hand (with written confirmation of receipt), (b) sent by telecopier (with written confirmation of receipt); provided that a copy is mailed by registered mail, return receipt requested, or (c) received by the addressee, if sent by a nationally recognized overnight delivery service (receipt requested), in each case to the appropriate addresses and telecopier numbers set forth below (or to such other addresses and telecopier numbers as a party may designate by notice to the other parties):

If to the Seller:

Mr. Ronald J. Hankamer
5408 Lynbrook Dr.
Houston, Texas 77056
Facsimile: (713) 572-3969

With a copy to:

Charles B. Cannon
701 Brazos St.
Suite 500
Austin, Texas 78701
Facsimile: (512) 334-6001

If to Parent or the Buyer:

1330 Avenue of the Americas
40th Floor
New York, NY 10019
Attention: James Haran
Facsimile: (212) 277-1160

With a copy to:

Kirkland & Ellis LLP
655 15th Street, N.W.
Washington, DC 20005
Attention: Mark D. Director, Esq.
Facsimile: (202) 879-5200

12.2 Entire Agreement; Nonassignability; Parties in Interest. This Agreement and the certificates, exhibits, schedules, documents, instruments and other agreements specifically referred to herein or therein or delivered pursuant hereto or thereto: (a) constitute the entire agreement among the parties with respect to the subject matter hereof and supersede all prior agreements and understandings, both written and oral, among the parties with respect to the subject matter hereof, (b) are not intended to confer upon any other Person, either explicitly or implicitly, any equitable or legal rights or remedies of any nature whatsoever hereunder, and (c) shall not be assigned by operation of law or otherwise without the written consent of the other party; provided, however, that Buyer may, without the consent of the Seller, (i) assign any or all of its rights and interests hereunder to one or more of its Affiliates, (ii) designate one or more of its Affiliates to perform its obligations hereunder and (iii) assign its rights to indemnification under this Agreement upon a sale or transfer of Buyer or all or substantially all of the assets of Buyer.

12.3 Bulk Sales Law. Buyer hereby waives compliance by Seller with the provisions of any so-called bulk transfer laws of any jurisdiction in connection with the sale of the Purchased Assets. Notwithstanding any such waiver, Seller agrees to indemnify Buyer against all liability, damage or expense which Buyer may suffer due to the failure to so comply or to provide notice required by any such law.

12.4 Expenses. Except as specifically provided in this Agreement, whether or not the transactions contemplated by this Agreement are consummated, each party hereto shall bear its own costs, expenses and fees incurred in connection with this Agreement and the other transactions contemplated by this Agreement.

12.5 Waiver and Amendment. Any representation, warranty, covenant, term or condition of this Agreement which may legally be waived, may be waived, or the time of performance thereof extended, at any time by the party hereto entitled to the benefit thereof and any term, condition or covenant hereof may be amended by the parties hereto at any time. Any such waiver, extension or amendment shall be evidenced by an instrument in writing executed on behalf of the appropriate party by a person who has been authorized by such party to execute waivers, extensions or amendments on its behalf. No waiver by any party hereto, whether express or implied, of its rights under any provision of this Agreement shall constitute a waiver of such party’s rights under such provisions at any other time or a waiver of such party’s rights under any other provision of this Agreement. No failure by any party hereto to take any action against any breach of this Agreement or default by another party shall constitute a waiver of the former party’s right to enforce any provision of this Agreement or to take action against such breach or default or any subsequent breach or default by such other party.

12.6 Severability. Any term or provision of this Agreement which is invalid or unenforceable will be ineffective to the extent of such invalidity or unenforceability without rendering invalid or unenforceable the remaining rights of the person intended to be benefited by such provision or any other provisions of this Agreement.

12.7 Remedies Cumulative. Except as otherwise provided herein, any and all remedies herein expressly conferred upon a party will be deemed cumulative with and not exclusive of any other remedy conferred hereby, or by law or equity upon such party, and the exercise by a party of any one remedy will not preclude the exercise of any other remedy.

12.8 Counterparts. This Agreement may be executed in two or more counterparts, each of which shall constitute an original, and all of which taken together shall constitute one instrument. Any signature page delivered by a facsimile machine shall be binding to the same extent as an original signature page with regard to any agreement subject to the terms hereof or any amendment thereto.

12.9 Governing Law; Jurisdiction.

(a) The interpretation and construction of this Agreement, and all matters relating hereto, shall be governed by the laws of the State of New York applicable to contracts made and to be performed entirely within the State of New York, without giving effect to any conflict of law provisions thereof.

(b) Each of the parties agrees that any legal action or proceeding with respect to this Agreement shall be brought in the courts of the State of Delaware or the United States District Court for the District of Delaware and, by execution and delivery of this Agreement, each party hereto hereby irrevocably submits itself in respect of its property, generally and unconditionally, to the non-exclusive jurisdiction of the aforesaid courts in any legal action or proceeding arising out of this Agreement. Each of the parties hereto hereby irrevocably waives any objection which it may now or hereafter have to the laying of venue of any of the aforesaid actions or proceedings arising out of or in connection with this Agreement brought in the courts referred to in the preceding sentence. Each party hereto hereby consents to process being served in any such action or proceeding by the mailing of a copy thereof to the address set forth in Section 12.1 hereof below its name and agrees that such service upon receipt shall constitute good and sufficient service of process or notice thereof. Nothing in this paragraph shall affect or eliminate any right to serve process in any other manner permitted by applicable Legal Requirements.

12.10 Specific Performance. The parties acknowledge and understand that their obligations pursuant to this Agreement are of a special and unique nature, the loss of which cannot be adequately compensated for in damages by an action at law, and that the breach or threatened breach of such provisions of this Agreement would cause the other parties irreparable harm. Therefore, the parties mutually agree that each of Buyer and Seller shall have the right to specifically enforce the other’s performance under this Agreement, to the extent that the party exercising such right is not at that time in breach of its obligations under this Agreement, and both Buyer and Seller agree to waive the defense in any such suit that Buyer or Seller, as the case may be, has an adequate remedy at law and to interpose no opposition, legal or otherwise, as to the propriety of specific performance as a remedy.

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IN WITNESS WHEREOF, the parties hereto have each executed and delivered this Asset Purchase Agreement as of the day and year first above written.

NEXCEN ACQUISITION CORP. By: /s/ James Haran Name: James Haran Title: Executive Vice President

NEXCEN BRANDS, INC. By: /s/ David B. Meister Name: David B. Meister Title: Senior Vice President and Chief Financial Officer

MARBLE SLAB CREAMERY, INC. By: /s/ Ronald J. Hankamer, Sr. Name: Ronald J. Hankamer, Sr. Title: President

/s/ Ronald J. Hankamer, Sr. Ronald J. Hankamer, Sr.

/s/ Ronald J. Hankamer, Jr. Ronald. J. Hankamer, Jr.

/s/ Richard A. Hankamer Richard A. Hankamer